Exhibit 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited
Stock Code: 2628

Interim Report 2016

Interim Report 2016

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000. The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited. Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2016, the Company had approximately 231 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

China Life Insurance Company Limited 2016 Interim Report

Contents

Definitions	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	11

Significant Events	32

Changes in Share Capital and Shareholders Information	44

Directors, Supervisors, Senior Management and Employees	47

International Auditors’ Independent Review Report	49

Interim Condensed Consolidated Statement of Financial Position	50

Interim Condensed Consolidated Statement of Comprehensive Income	52

Interim Condensed Consolidated Statement of Changes in Equity	54

Interim Condensed Consolidated Statement of Cash Flows	55

Notes to the Interim Condensed Consolidated Financial Statements	56

Embedded Value	94

China Life Insurance Company Limited 2016 Interim Report

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Holding Company Limited, a wholly-owned subsidiary of CLIC

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	for the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

[1]	Except for “the Company” referred to in the Interim Condensed Consolidated Financial Statements.

China Life Insurance Company Limited 2016 Interim Report

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative: Yang Mingsheng

Board Secretary: Zheng Yong

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone: 86-10-63631191

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative: Lan Yuxi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone: 86-10-63631068

Fax: 86-10-66575112

Email: lanyuxi@e-chinalife.com

*	Mr. Lan Yuxi, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

Hong Kong Office:

Office Address: 1403, 14/F, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

China Life Insurance Company Limited 2016 Interim Report

Company Profile

Newspapers for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities News

Securities Times

CSRC’s Designated Website for the Company’s Interim Report Disclosure:

www.sse.com.cn

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

The Company’s Interim Reports may be obtained at:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

Stock Information:

Stock Type	A Share	H Share	ADR

Exchanges on which the Stocks are Listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange

Stock Short Name	China Life	China Life	–

Stock Code	601628	2628	LFC

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood Mallesons

International Legal Advisers:

Latham & Watkins

Debevoise & Plimpton LLP

China Life Insurance Company Limited 2016 Interim Report

Company Profile

Date of First Registration of the Company:

30 June 2003

Initial Registered Address of the Company:

16 Chaowai Avenue, Chaoyang District, Beijing, P.R. China

Date of the Latest Change of Registration of the Company:

25 May 2016

Latest Change of the Registered Address of the Company:

16 Financial Street, Xicheng District, Beijing, P.R. China

Uniform Social Credit Code:

9110000071092841XX

Auditors of the Company:

Domestic Auditor: Ernst & Young Hua Ming LLP

                        Address: Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Changan Avenue,

                                       Dongcheng District, Beijing, P.R. China

                       Name of the Signing Auditors: Zhang Xiaodong, Wu Jun

International Auditor: Ernst & Young

                        Address: 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

China Life Insurance Company Limited 2016 Interim Report

Financial Summary

Major Financial Data	As at 30 June 2016	As at 31 December 2015	RMB million Increase/ Decrease from the end of 2015
Total assets	2,589,046	2,448,315	5.7%
Including: Investment assets Note	2,404,233	2,287,639	5.1%
Total equity holders’ equity	302,948	322,492	-6.1%
Ordinary share holders’ equity per share (RMB per share)	10.44	11.13	-6.2%

Note:	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held- to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits – restricted + Investment properties

Major Financial Data	January to June 2016	January to June 2015	RMB million Increase/ Decrease from the corresponding period in 2015
Total revenues	337,737	331,317	1.9%
Including: Net premiums earned	284,242	229,360	23.9%
Profit before income tax	13,228	41,238	-67.9%
Net profit attributable to equity holders of the Company	10,395	31,489	-67.0%
Net profit attributable to ordinary share holders of the Company	10,206	31,489	-67.6%
Earnings per share (basic and diluted) (RMB per share)	0.36	1.11	-67.6%
Weighted average ROE (%)	3.30	10.45	Decrease of 7.15 percentage points
Net cash inflow/(outflow) from operating activities	(13,180)	24,948	N/A
Net cash inflow/(outflow) from operating activities per share (RMB per share)	(0.47)	0.88	N/A

Note:	The interim financial results for the Reporting Period are unaudited.

China Life Insurance Company Limited 2016 Interim Report

Chairman’s Statement

LOOKING BACK TO THE PAST: OVER THE PAST 20 YEARS, WE HAVE CONQUERED COUNTLESS HARDSHIPS AND CHALLENGES, EACH WITH JOY AND PRIDE

This year is the 20th anniversary of the separate operation of insurance business, and also the 20th anniversary of the full promotion of the individual agent selling mechanism. Over the past 20 years, China Life, with great responsibilities of both pioneer and explorer of the life insurance industry in China, has actively explored new business opportunities and advanced forward.

During the period, we carried out reforms in great depth and completed reorganization and listing, making ourselves the first financial and insurance enterprise in China that was “listed in three places”, namely, New York, Hong Kong and Shanghai, and establishing a modern corporate governance structure and a market-based operation mechanism. The market capitalization of the Company remained top among all listed insurance companies in the world and ranked first among all listed life insurance companies in the world. As at 30 June 2016, the total assets of the Company reached RMB2.59 trillion, ranking first in China’s life insurance industry; the market share2 of the Company was 20.6%, maintaining a leading position in the market; the solvency ratio of the Company continuously satisfied the regulatory requirements, which reflected the sufficiency of its solvency.

During the period, we adhered to the core mission of offering high-quality services to customers, set our foothold on the principal business, constantly enriched and innovated product lines, and promoted the “1+N” service brand. We attached great attention to customers’ demands, focused on risk protection and wealth management, enhanced product innovation, and established a complete system of life insurance products. By relying on the institutional network that covers all urban-rural areas, we offered the protection of commercial insurance to a total of 445 million customers as at the end of June 2016. Meanwhile, we worked closely with the governments at all levels to promote the development of various policy-oriented insurance businesses. Since we undertook new village cooperative medical services and the basic medical services for urban and township residents and employees in 2003, we have accumulated extensive experiences in management and services and served over 30 million people in the first half of 2016; since the launch of the supplementary major medical insurance in 2012, we have served over 400 million people and made claims payment to 7.38 million people. Through the use of this special mechanism of commercial insurance, we were able to “care for life and navigate the way for love”. The strong confidence from hundreds of millions of customers and the great trust from shareholders have given us an impetus to grow larger and stronger and motivated us to move ahead with long strides. Serving customers and rewarding shareholders are the key values for the existence of China Life. These are our original intentions and also our responsibilities.

[2]	Calculated according to the premium data of life insurance companies in the first half of 2016 released by the CIRC.

China Life Insurance Company Limited 2016 Interim Report

Chairman’s Statement

Of course, along with the fluctuation of market economy, we had setbacks and suffered from difficulties throughout the journey of our growth. The size of the Company’s individual insurance sales team had long been lingered at the level of about 650,000 members. The difficulty of arranging the business scale and value further increased after the business scale jumped to a high platform in 2008. Facing the severe challenges in the industry development over the past few years, my team and I were on tenterhooks. This could be described by a line of a Chinese ancient poem – “one may ease the frown, only to find the heart in sorrow drowns”…… Nevertheless, no cross, no crown! I recall that I proposed to the management of the Company at the half-year meeting two years ago that we had to be good at learning from practices and also from “mistakes”. As we went through challenges from different economic cycles and market cycles, we became clearly aware that we must adhere to transformation and upgrading as our key focus, and improve the quality and standard of insurance provided by us. We must stick to innovation-driven development as our major strategy, which is the driving source of business development and our most important tool. We must follow the operation ideas of “emphasizing value, strengthening sales force, optimizing structure, achieving stable growth and preventing risks”, which are the guiding thoughts that enable us to work according to the operation law of life insurance and to grow stronger and better. We must be committed to serving everyone with the quality service of China Life and establishing a world-class life insurance company, which is the “starry sky above us” and our unremitting pursuit.

SEIZING THE MOMENT: WE WERE WELL PREPARED IN THE FIRST HALF OF 2016, AND ACHIEVED SATISFACTORY RESULTS

Looking back to the six-month period that has just passed, the Company worked together for exploration through innovation and made satisfactory achievements with its operating results in line with expectation, marking a good start for the “13th Five-Year Plan”.

Structural adjustments were successfully implemented. During the first half of the year, the Company made vigorous efforts on the development of regular premium business with first-year regular premiums amounting to RMB70,107 million, which surpassed single premiums for the first time since the listing of the Company and recorded a historical progress of the Company. First-year regular premiums increased by 68.3% year-on-year, and first-year regular premiums with 10 years or longer payment duration increased by 74.5% year-on-year. The above two key indicators not only exceeded the annual level of last year in terms of scale, but also set a record high of the growth rate since the share restructuring and listing of the Company. New business value for the six months ended 30 June 2016 reached RMB28,021 million, a year-on-year increase of 50.4%. Renewal premiums reached RMB129,824 million, a year-on- year increase of 20.2%, which turned around the sluggish growth trend of the renewal business in recent years and demonstrated an increasingly strong development momentum of the Company.

The Company’s hard power was continually enhanced. We strived to expand the size of our sales teams while enhancing their quality, and accelerate the establishment of sales teams. The total number of sales representatives in all channels reached 1.529 million. The market competition was steady and heading to a positive direction, the competition environment of the regular premium business and the channel of individual insurance in large- and medium-sized cities was improved, and the competitive advantage in counties was further consolidated. In pace with our ongoing promotion of the “extensive wellness” strategy, the layout of the pension industry featuring “three major aspects and evergreen in four seasons” is taking shape rapidly. The Company will become the single largest shareholder of China Guangfa Bank upon completion of the share acquisition, thus laying down a foundation for the next step of synergy development.

China Life Insurance Company Limited 2016 Interim Report

Chairman’s Statement

The establishment of “High-tech China Life” was pushed forward in an accelerated manner. In order to enhance the competitiveness of the Company in the ever-changing mobile internet era, we fully commenced the establishment of a new generation of comprehensive business processing system that is customer-based, responsive, safe and reliable, and industry-leading with the predominant feature of internet since the second half of last year. By learning from and drawing on the international leading experiences, the Company pushed forward project construction in a fast pace. Currently, we completed an overall plan and reformulated over a hundred of core business processes, which satisfied our business requirements. We also put more effort on pushing forward the launch of cloud computing and big data for the purpose of designing and constructing a complete enterprise cloud structure. On top of this, we extensively carried out the innovation of applications, which created a strong atmosphere of innovation. The Company will make use of “new generation” as an opportunity and pay more attention to the enhancement of customers’ experience and operational effectiveness so as to promote the transformation of sales, services and operational model.

The driving force of the development of the Company was constantly enhanced. By clinging to the “critical minority”, we requested the senior management at all levels to possess “five virtues as a commander has, namely, intelligence, faith, benevolence, courage and strictness”, so as to enhance their ability to assume responsibilities and make achievements. We fully carried out reforms in the system of professional operation and management of individual insurance with an aim to improve the professional level of core channels. We adhered to the market-oriented approach, and optimized the performance appraisal and compensation incentive policies to make a clear distinction between reward and penalty and to lean on frontline staff, thus achieving the goal of “no omission in recommending good talents and rewarding outstanding employees” and fully stimulating the incentive of employees. Currently, employees have a higher morale and a stronger determination to contend for the first place, and have greater confidence in the continuous development of the Company.

LOOKING FORWARD TO THE FUTURE: WITH COURAGE AND PERSISTENT EFFORT DURING THE PERIOD OF THE “13TH FIVE-YEAR PLAN”, WE WILL BE ABLE TO COMPOSE A MORE MAGNIFICENT MOVEMENT

“While the prospects are bright, the road has twists and turns”. At the time when we see the satisfactory figures of our business development, we must also realize the pressure we are facing. In the future, China’s economy will show an L-shaped development trend, and the low interest rate environment is likely to maintain for a long period of time, which will pose a greater challenge to the management of insurance assets and liabilities. We believe “the wise don’t puzzle, the benevolent don’t worry, the brave don’t fear”. In the presence of changes and challenges, we must stick to our bottom-line mindset, be conservative in our estimates of degree and duration of difficulties, and be proactive in solving them and avoiding disadvantages. Looking from the full picture and the development trend, I have full confidence in the prospect of China’s economy, the development of the insurance industry, and the future of China Life.

China Life Insurance Company Limited 2016 Interim Report

Chairman’s Statement

In the face of the “13th Five-Year Plan” that is full of opportunities and challenges, we will maintain our strategic focus and flexible strategy, and speed up the transformation and upgrading, so as to constantly enhance our sustainable development capacity and core competitiveness. We will stick to the policy of expanding the size of the sale teams while enhancing their quality, and strive to make breakthroughs in the hard power of the teams, basic management and customer operation. We will firmly adhere to the spirit of insurance protection, vigorously develop protective products, actively develop ordinary personal insurance and participating and universal insurance, vigorously promote the diversification of products, and control liability costs in a reasonable manner. We will deeply explore underwriting business, expand revenue streams, and strengthen cost control, thereby pushing forward the development of the economies of scale business model. We will also strengthen the joint management of assets and liabilities, highlight our market-based approach in asset entrustment, and strive to increase the income from capital application. We will adhere to a market-driven approach, and vigorously promote the reform on human resources, the management of institutions by category and grade, and the professional operation of channels. Based on the requirements of “excellent functions, new technologies and rapid construction”, we will speed up the establishment of a new generation of comprehensive business processing system, accelerate the application of new technologies such as big data, internet, and internet of things, etc., and enhance the convenience and efficiency of services, thus enabling our customers to have a high emotional experience of “immediately available services”.

“Great accomplishments require ambitions and tireless efforts”. With years of experience in China’s market and in separate operation, China Life has built up a prudent and aggressive corporate style. We will not forget our original mission and will move forward to pursue our goal of becoming a world-class life insurance company.

By Order of the Board

Yang Mingsheng

Chairman

Beijing, China

25 August 2016

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

I.	REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2016

(I)	Key Performance Indicators

	January to June 2016	RMB million January to June 2015
Net premiums earned	284,242	229,360
Premiums from new policies	162,637	126,285
Including: First-year regular premiums	70,107	41,657
First-year regular premiums with 10 years or longer payment duration	33,988	19,479
Gross investment income	50,841	99,888
Net profit attributable to equity holders of the Company	10,395	31,489
New business value for the first half of the year	28,021	18,637
Policy Persistency Rate (14 months) (%) Note	90.00	89.00
Policy Persistency Rate (26 months) (%) Note	87.00	84.00

	As at 30 June 2016	As at 31 December 2015
Embedded value	583,756	560,277
Number of in-force policies (hundred million)	2.31	2.16

Note:	The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

In the first half of 2016, in the face of the complicated macro environment and increasingly keen market competition, the Company consistently adhered to the operation ideas of “emphasizing value, strengthening sales force, optimizing structure, achieving stable growth and preventing risks”, accelerated the development of its core businesses, optimized its business structure, improved the quality of sales force, steadily pushed forward the sales transformation, further accelerated the development of its businesses in key cities, and consolidated and expanded its competitive edge in county-level markets, thus achieving satisfactory results with several indicators reaching a record high since the listing of the Company.

During the Reporting Period, the Company’s net premiums earned was RMB284,242 million, a year-on- year increase of 23.9%; the market share of the Company was approximately 20.6%, remaining the first place in the industry. Out of the premiums from new policies, first-year regular premiums amounted to RMB70,107 million, a year-on-year increase of 68.3%, which surpassed single premiums for the first time; first-year regular premiums with 10 years or longer payment duration amounted to RMB33,988 million, a year-on-year increase of 74.5%. The above two key indicators not only exceeded the annual level of last year in terms of scale, but also set a record high of the growth rate since the listing of the Company. In the first half of 2016, renewal premiums increased by 20.2% year-on-year, which turned around the sluggish growth trend of the renewal business in recent years and demonstrated the results of business adjustments made by the Company in recent years. As affected by such factors as the downturn of interest rate and the fluctuations in the capital market, gross investment income of the Company in the first half of 2016 was RMB50,841 million, a year-on-year decrease of 49.1%. Due to the decrease in investment income and the impact of the change of discount rate assumption of reserves of traditional insurance contracts, net profit attributable to equity holders of the Company during the Reporting Period was RMB10,395 million, a year- on-year decrease of 67.0%. Benefiting from the rapid growth of its core businesses such as first-year regular premium business, new business value of the Company for the six months ended 30 June 2016 reached RMB28,021 million, a year-on-year increase of 50.4%, achieving a record high. Embedded value of the Company reached RMB583,756 million, an increase of 4.2% from the end of last year. As at 30 June 2016, the number of in-force policies increased by 6.9% from the end of 2015; the Policy Persistency Rate (14 months and 26 months) reached 90.00% and 87.00%, respectively; and the Surrender Rate3 was 2.80%, a year-on-year decrease of 1.18 percentage points.

[3]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

(II)	Insurance Business

1.	Gross written premiums categorized by business:

	January to June 2016	RMB million January to June 2015
Life Insurance Business	253,904	204,780
First-year business	135,443	106,089
Single	68,574	67,043
First-year regular	66,869	39,046
Renewal business	118,461	98,691
Health Insurance Business	30,782	22,213
First-year business	19,584	13,022
Single	16,366	10,464
First-year regular	3,218	2,558
Renewal business	11,198	9,191
Accident Insurance Business	7,775	7,305
First-year business	7,610	7,174
Single	7,590	7,121
First-year regular	20	53
Renewal business	165	131

Total	292,461	234,298

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB253,904 million, a year-on-year increase of 24.0%, and the percentage of single premiums decreased by 5.73 percentage points year-on-year. The health insurance business developed steadily, with gross written premiums in the first half of 2016 amounting to RMB30,782 million, a year-on-year increase of 38.6%. The Company actively and steadily promoted its supplementary major medical insurance business, winning new bids of 20 supplementary major medical insurance projects in 8 provinces with the number of new insured reaching nearly 30 million people in the first half of 2016. In the meanwhile, the scale of renewal business maintained a steady growth. Gross written premiums from the accident insurance business amounted to RMB7,775 million, a year-on-year increase of 6.4%.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

2.	Gross written premiums categorized by channel:

	January to June 2016	RMB million January to June 2015
Exclusive Individual Agent Channel	177,704	133,765
First-year business of long-term insurance	57,401	33,722
Single	115	296
First-year regular	57,286	33,426
Renewal business	116,838	96,906
Short-term insurance business	3,465	3,137
Group Insurance Channel	13,851	10,322
First-year business of long-term insurance	3,129	1,644
Single	2,576	1,528
First-year regular	553	116
Renewal business	382	261
Short-term insurance business	10,340	8,417
Bancassurance Channel	89,922	82,977
First-year business of long-term insurance	77,672	72,411
Single	65,821	64,569
First-year regular	11,851	7,842
Renewal business	12,036	10,452
Short-term insurance business	214	114
Other Channels[1]	10,984	7,234
First-year business of long-term insurance	491	926
Single	74	653
First-year regular	417	273
Renewal business	568	394
Short-term insurance business	9,925	5,914

Total	292,461	234,298

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

Exclusive Individual Agent Channel. During the Reporting Period, gross written premiums from the exclusive individual agent channel of the Company amounted to RMB177,704 million, a year- on-year increase of 32.8%. Benefiting from the expanded sales force and its enhanced quality, and relying on new technologies and means to establish customer attraction and operation platforms, first- year regular premiums of individual insurance increased by 71.4% year-on-year, first-year regular premiums with 10 years or longer payment duration increased by 75.3% year-on-year, the percentages of first-year regular premiums with 5 years or longer payment duration and first-year regular premiums with 10 years or longer payment duration in first-year regular premiums were 83.19% and 54.10%, respectively. Renewal premiums from the exclusive individual agent channel increased by 20.6% year-on-year. Through the implementation of the development strategy aimed at improving the quality and expanding the size of sales team, the Company increased the number of employees recruited, enhanced the efficiency of new recruitment, strengthened education for new employees, and reinforced training for the management level. While maintaining the rapid growth of sales teams, the Company further improved the quality of sales teams to consolidate the foundation for the development of sales teams. As at the end of the Reporting Period, the number of exclusive individual agents reached 1.29 million, a 32% increase from the end of 2015.

Group Insurance Channel. The group insurance channel actively contributed to the economic and social development and participated in the establishment of the social security system, and continuously promoted the steady development of short-term insurance business. During the Reporting Period, short-term insurance premiums from the group insurance channel amounted to RMB10,340 million, a year-on-year increase of 22.8%. The Company pushed forward the development of key businesses in great depth with the businesses of employee welfare insurance and policy-oriented insurance maintaining a relatively fast growth and the coverage of businesses being further expanded. With the promotion of new forms of sales such as E-Store, the market expansion capability and efficiency were further improved. The Company continued to expand its sales force in the group insurance channel with the number of sales representatives in the group insurance channel reaching 60,000 as at the end of the Reporting Period.

Bancassurance Channel. During the Reporting Period, the bancassurance channel actively controlled the scale of single premium business, and accelerated the development of regular premium business. First-year regular premiums increased by 51.1% year-on-year, and the percentage of first-year regular premiums with 5 years or longer payment duration in first-year regular premiums was 51.84%. The bancassurance channel kept on expanding the bank electronic sales channels such as online banking, self-service terminal and mobile banking, and further promoted a new generation of “Bank- Insurance Link” system, as a result of which the regular premium business operated through major banks and postal offices achieved a rapid growth. During the Reporting Period, the number of sales representatives in the bancassurance channel reached 174,000, a 33% increase from the end of 2015.

Other Channels. In the first half of 2016, premiums from telephone sales increased by over 50% year-on-year. The Company actively carried out online marketing activities, and both the premiums and the number of insurance policies from internet sales showed an increase as compared to the same period of last year.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

(III)	Use of Funds

In the first half of 2016, the major global economies continued to experience a weak recovery, with greater fluctuation in the financial market. China’s economy was seeking balance between “steady growth” and “structural adjustment”. The market index in the equity market fluctuated within a narrow range after plummeting at the beginning of the year, and the risk-free rate maintained at a low level in the bond market with frequent occurrence of credit risk incidents. Under the low interest rate environment, the Company conducted asset allocation in a prudent manner. The Company increased its allocation in fixed income investment, and maintained its allocation in equity investment at a reasonable level. In terms of quasi- fixed income products, the Company selectively chose targets and stringently controlled credit risk. In terms of overseas investment and alternative investment, the Company steadily promoted the formulation of the strategic layout. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,404,233 million, an increase of 5.1% from the end of 2015. Among the major types of investments, the percentage of bonds was 45.67% as compared to 43.55% as at the end of 2015, the percentage of term deposits was 21.03% as compared to 24.59% as at the end of 2015, the percentage of investment in stocks and funds (excluding monetary market funds) was 7.96% as compared to 9.34% as at the end of 2015, and the percentage of investment in financial products was 8.94% as compared to 7.44% as at the end of 2015.

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	As at 30 June 2016		RMB million As at 31 December 2015[1]
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity investments	1,842,917	76.65%	1,777,180	77.69%
Term deposits	505,503	21.03%	562,622	24.59%
Bonds	1,097,899	45.67%	996,236	43.55%
Financial product investments[2]	127,727	5.31%	117,887	5.15%
Other fixed-maturity investments[3]	111,788	4.64%	100,435	4.40%
Equity investments	418,365	17.40%	411,623	17.99%
Common stocks	102,113	4.25%	111,516	4.87%
Funds[4]	149,203	6.21%	169,485	7.41%
Financial product investments[2]	87,381	3.63%	52,475	2.29%
Other equity investments[5]	79,668	3.31%	78,147	3.42%
Investment properties	1,214	0.05%	1,237	0.05%
Cash and others[6]	141,737	5.90%	97,599	4.27%

Total	2,404,233	100.00%	2,287,639	100.00%

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

Notes:

1.	The figures as at the end of last year were adjusted on the same basis.
2.	Financial product investments include debt investment plans, equity investment plans, trust schemes, wealth management products, project asset-backed plans, and specialized asset management plans, etc.
3.	Other fixed-maturity investments include policy loans, and statutory deposits – restricted, etc.
4.	Funds include bond funds, equity funds and monetary market funds, etc. In particular, the balances of monetary market funds as at 30 June 2016 and 31 December 2015 were RMB59,911 million and RMB67,282 million, respectively.
5.	Other equity investments include private equity funds, unlisted equities, and preference shares, etc.
6.	Cash and others include cash, cash at banks, short-term bank deposits and financial assets purchased under agreements to resell.

2.	Investment Income

	January to June 2016	RMB million January to June 2015[1]
Net investment income[2]	54,584	49,765
+Net realized gains on financial assets	2,523	38,353
+Net fair value gains/(losses) through profit or loss	(6,266)	11,770
Gross investment income[3]	50,841	99,888
+Net share of profit of associates and joint ventures	1,606	2,145
Gross investment income including net share of profit of associates and joint ventures[4]	52,447	102,033
Net investment yield[5]	4.68%	4.65%
Gross investment yield[6]	4.36%	9.34%
Gross investment yield including net share of profit of associates and joint ventures[7]	4.40%	9.34%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, etc.
3.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains/(losses) through profit or loss

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

4.	Gross investment income including net share of profit of associates and joint ventures = Gross investment income + Net share of profit of associates and joint ventures
5.	Net investment yield = [Net investment income/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/182 × 366
6.	Gross investment yield = [Gross investment income/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/182 × 366
7.	Gross investment yield including net share of profit of associates and joint ventures = {[(Gross investment income + Net share of profit of associates and joint ventures)/((Investment assets at the beginning of the period + Investment in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investment in associates and joint ventures at the end of the period)/2)]/182} × 366

With the continuous expansion of the scale of investment assets, the balance of investment in fixed income assets increased. The Company flexibly allocated equity investment, as a result of which, the dividend income increased from last year, the overall interest and dividend income from investment portfolios grew steadily and the net investment yield increased steadily from last year. Due to the significant fluctuation in the equity market, the spread income and the fair value gains/(losses) through profit or loss showed a notable decline from last year, and the gross investment income decreased from last year. During the Reporting Period, the net investment yield was 4.68%, the gross investment yield was 4.36%, and the gross investment yield including net share of profit of associates and joint ventures was 4.40%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale financial assets recognized in other comprehensive income4 was 1.55%.

(IV)	Operational Support and Customer Services

The Company attaches great importance to product innovation and adheres to the “customer-oriented” development idea, so as to meet the multifarious demands of customers. In the first half of 2016, the Company completed research and development of a number of protective products, and introduced new “Kang Ning” series of protective products, including “Kang Ning Children” and “Kang Ning Universal”. The “Luck” series of protective products recently launched by the Company received wide attention in the market. The Company will step up its effort on the research and development of protective products for the purpose of enriching its multi-layer and diversified product system on an ongoing basis.

[4]	Comprehensive investment yield = {[(Gross investment income + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/182} × 366

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

With adherence to the “customer-oriented” operating idea, the Company is committed to offering convenient and professional services to its customers by actively applying technologies, such as mobile Internet, big data and cloud computing, in a bid to enhance the service capacity of e-channel, call center and sales force. The number of online services increased to 49 with introduction of additional features, including payment for renewal premiums, bonus enquiry and collection of maturity payment. The Company also optimized its claim settlement service through the launch of mobile claim settlement, which significantly sped up the process of rural and township claim settlements. In line with the social security insurance, a pilot program of direct payment for claims was introduced, which enabled customers to enjoy “five exemption” services (namely, exemption from case reporting, exemption from application, exemption from providing information, exemption from visiting counters and exemption from waiting) at home. During the Reporting Period, the Company promptly responded to 14 major emergency incidents, including Sanming landslide in Fujian Province and Yancheng tornado in Jiangsu Province, launched contingency plans immediately, simplified the procedures and sped up the process of claim settlement. The businesses accepted by the call center increased by nearly 40% year-on-year and the number of insurance policies processed by way of telephone surged by approximately 110% year-on-year, which further satisfied the demand of customers for “one-stop” telephone service. With the help of cloud assistant, the sales team significantly enhanced the convenience and efficiency of services, as a result of which the number of registered users jumped up to 1.2 million with the weekly active users amounting to nearly 36%.

The Company constantly pays attention to the health and living of customers, and strives to build an ecosphere to interact with its customers. During the Reporting Period, the Company launched over 3,400 activities, such as the 10th China Life Customer Festival under the theme of “Hand-in-hand with China Life for Better Health All Along”, China Life “Run for 700”, “China Life Lecture Hall”, and the 6th “Little Painters of China Life”, maintaining good interaction with customers. In addition, the Company continuously enriched the global emergency services and VIP services in order to satisfy the multi-layer and personalized service requirements of its customers.

The Company is committed to enhancing its ability to support the overall operation through process evolution and technological innovation. During the Reporting Period, the Company pushed forward the establishment of a new generation of comprehensive business processing system in full swing for the purpose of optimizing its business processes in all aspects, and actively designed and constructed a complete enterprise cloud structure to achieve real-time computation and distributed storage, thus giving support to the business processing and dynamic deployment in high-concurrency situations.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

(V)	Internal Control and Risk Management

The Company continuously complied with Section 404 of the U.S. “Sarbanes-Oxley Act”. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. Pursuant to the requirements of the CIRC with respect to the China Risk Oriented Solvency System (C-ROSS), the Company pushed forward the establishment of a solvency risk management system, improved the risk management system, organized and launched an assessment on solvency risk so as to enhance its ability on solvency risk management. The Company continuously complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, improved the comprehensive risk management framework, reinforced the mechanism of transmission for its risk preference system, implemented the work in relation to risk monitoring and risk early-warning classification management, conducted special governance on illegal fund raising activities pursuant to external regulatory requirements, and improved its precaution capability in key risk areas.

In the first half of 2016, based on a risk-oriented approach, the internal audit department of the Company organized and conducted routine and special audit projects, including economic liability audit, senior management audit, audit on the management of orphan policies, subsequent audit, connected transaction audit and off-site audit, identified potential risks in a timely manner, and exerted the functions of audit supervision and service in an effective manner. The Company also attached great importance to the analysis and application of audit results, and intensified its effort on the rectification of the issues identified in audits, thus facilitating the legal compliance and operation of the Company.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

II.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED FINANCIAL STATEMENTS

(I)	Analysis of Major Items of the Consolidated Statement of Comprehensive Income

1.	Revenues

				RMB million
	January to June 2016	January to June 2015	Change	Main Reasons for Change
Net premiums earned	284,242	229,360	23.9%	—
Life insurance business	253,792	204,763	23.9%	An increase in the first-year premiums of long-term insurance resulting from the Company’s enhanced efforts in team building and business development
Health insurance business	23,614	18,128	30.3%	The Company’s enhanced efforts in developing health insurance business by seizing the opportunities brought by national policies
Accident insurance business	6,836	6,469	5.7%	Intensified market competition
Investment income*	54,542	49,733	9.7%	Please see the table below
Net realised gains on financial assets	2,523	38,353	-93.4%	A decrease in the spread income of stocks and funds due to the effect of fluctuation in the capital market
Net fair value gains/(losses) through profit or loss	(6,266)	11,770	N/A	A significant decrease in the market price and spread income of stocks due to the effect of fluctuation in the capital market
Other income	2,696	2,101	28.3%	An increase in commission fees earned from CLP&C resulting from the Company’s increased efforts in promoting its interactive business

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

*Investment Income

				RMB million
	January to June 2016	January to June 2015	Change	Main Reasons for Change
Investment income from securities at fair value through profit or loss	2,856	732	290.2%	An increase in interest income resulting from the expansion of the scale of bonds
Investment income from available-for-sale securities	18,603	14,363	29.5%	An increase in dividend income from available-for-sale funds and other equity investments
Investment income from held-to-maturity securities	12,073	12,220	-1.2%	Maturity of part of the existing assets, and a decrease in the rate of return of reinvestments and additional allocations under the low interest rate environment
Investment income from bank deposits	14,352	16,928	-15.2%	A decrease in the scale of large amount of negotiated deposits, and a decrease in the rate of return of additional allocations under the low interest rate environment
Investment income from loans	6,015	5,292	13.7%	An increase in the scale of policy loans and trust schemes, etc.
Other investment income	643	198	224.7%	—

Total	54,542	49,733	9.7%	—

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

2.	Benefits, Claims and Expenses

				RMB million
	January to June 2016	January to June 2015	Change	Main Reasons for Change
Insurance benefits and claims expenses	269,640	222,080	21.4%	—
Life insurance business	247,052	206,916	19.4%	The growth of insurance business
Health insurance business	19,741	13,391	47.4%	The growth of insurance business
Accident insurance business	2,847	1,773	60.6%	The fluctuation in claims payment of certain businesses
Investment contract benefits	2,415	1,239	94.9%	An increase in the scale of investment contracts
Policyholder dividends resulting from participation in profits	5,668	29,570	-80.8%	A decrease in investment income from participating products
Underwriting and policy acquisition costs	30,056	19,509	54.1%	An increase in underwriting costs for first-year regular premium business resulting from the growth of the Company’s business and the optimization of its business structure
Finance costs	2,305	2,313	-0.3%	—
Administrative expenses	12,848	11,691	9.9%	The growth of business
Other expenses	2,532	5,340	-52.6%	A decrease in taxable income from investment business
Statutory insurance fund contribution	651	482	35.1%	The growth of insurance business

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

3.	Profit before Income Tax

				RMB million
	January to June 2016	January to June 2015	Change	Main Reasons for Change
Life insurance business	10,131	33,858	-70.1%	Affected by a decrease in investment income and an update of actuarial assumptions for the discount rate of reserves of traditional insurance contracts
Health insurance business	599	2,948	-79.7%	Affected by a decrease in investment income and an update of actuarial assumptions for the discount rate of reserves of traditional insurance contracts
Accident insurance business	252	1,587	-84.1%	An increase in claims expenses
Other businesses	2,246	2,845	-21.1%	Affected by a decrease in net share of profit of associates and joint ventures

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB2,581 million, a year-on-year decrease of 72.8%. This was primarily due to the combined impact of the taxable income and deferred income tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB10,395 million, a year-on-year decrease of 67.0%. This was primarily due to the decrease in investment income and the impact of the update of discount rate assumption of reserves of traditional insurance contracts.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

(II)	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

1.	Major Assets

				RMB million
	As at 30 June 2016	As at 31 December 2015	Change	Main Reasons for Change
Investment assets	2,404,233	2,287,639	5.1%	—
Term deposits	505,503	562,622	-10.2%	A decrease in the allocation of negotiated deposits
Held-to-maturity securities	509,570	504,075	1.1%	—
Available-for-sale securities	769,624	770,516	-0.1%	—
Securities at fair value through profit or loss	251,446	137,990	82.2%	An increase in the allocation of transactional bonds
Securities purchased under agreements to resell	69,636	21,503	223.8%	The needs for liquidity management
Cash and cash equivalents	72,101	76,096	-5.2%	The needs for liquidity management
Loans	218,806	207,267	5.6%	An increase in the scale of policy loan business and infrastructure investment, etc.
Statutory deposits – restricted	6,333	6,333	—	—
Investment properties	1,214	1,237	-1.9%	The depreciation of the investment properties

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

2.	Major Liabilities

				RMB million
	As at 30 June 2016	As at 31 December 2015	Change	Main Reasons for Change
Insurance contracts*	1,825,047	1,715,985	6.4%	The accumulation of insurance liabilities from new insurance business and renewal business
Investment contracts	167,621	84,106	99.3%	An increase in the scale of certain investment contract accounts
Securities sold under agreements to repurchase	42,189	31,354	34.6%	The needs for liquidity management
Policyholder dividends payable	93,310	107,774	-13.4%	A decrease in investment income from participating products
Annuity and other insurance balances payable	35,842	30,092	19.1%	An increase in maturities payable and annuity payable
Interest-bearing loans and other borrowings Note	2,452	2,643	-7.2%	Affected by the change of foreign exchange rate of borrowings in foreign currency
Bonds payable	67,996	67,994	0.0%	—
Deferred tax liabilities	11,495	16,953	-32.2%	Affected by a decrease in fair value of available-for-sale financial assets

Note:	In June 2014, one of our subsidiaries applied for a fixed-interest rate bank loan of GBP275 million with a term of five years in order to meet the needs for overseas investment. As at the end of the Reporting Period, the loan balance was equivalent to RMB2,452 million. There was no new borrowing in the first half of 2016.

* Insurance Contracts

	As at 30 June 2016	RMB million As at 31 December 2015
Life Insurance	1,743,129	1,652,469
Health Insurance	74,145	57,024
Accident Insurance	7,773	6,492

Total of Insurance Contracts	1,825,047	1,715,985

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB302,948 million, a 6.1% decrease from the end of 2015. This was primarily due to the impact of profit distribution and total comprehensive income during the Reporting Period.

(III)	ANALYSIS OF CASH FLOWS

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sales and maturity of investment assets. The primary liquidity risks with respect to these cash flows are the risks of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB72,101 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB505,503 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to the benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various changing circumstances and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
	January to June 2016	January to June 2015	Change	Main Reasons for Change
Net cash inflow/(outflow) from operating activities	(13,180)	24,948	N/A	An increase in financial assets at fair value through profit or loss
Net cash inflow/(outflow) from investing activities	9,018	14,526	-37.9%	The needs for investment management
Net cash inflow/(outflow) from financing activities	113	(11,137)	N/A	The needs for liquidity management
Foreign currency gains/(losses) on cash and cash equivalents	54	(2)	N/A	—
Net increase/(decrease) in cash and cash equivalents	(3,995)	28,335	N/A	—

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

III.	SOLVENCY RATIO

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

		RMB million
	As at 30 June 2016	As at 31 December 2015
Core capital	662,856	633,779
Actual capital	731,222	702,076
Minimum capital	222,194	195,553
Core solvency ratio	298.32%	324.10%
Comprehensive solvency ratio	329.09%	359.02%

Note:	The China risk-oriented solvency system was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

The decrease in the Company’s solvency ratio was mainly due to the impact of the higher minimum capital requirement as a result of the growth of the Company’s business.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

IV.	CORE COMPETITIVENESS

During the Reporting Period, there was no material change in the Company’s core competitiveness.

V.	USE OF RAISED AND NON-RAISED CAPITAL

During the Reporting Period, the Company had neither raised any capital nor used any capital raised in the previous periods. The Company had not invested in any major projects with non-raised capital, the total investment amounts of which were over 10% of the audited total equity as at the end of the previous year.

VI.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare an interim dividend of ordinary shares for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2015 approved at the 2015 Annual General Meeting held on 30 May 2016, with the appropriation to its discretionary surplus reserve fund of RMB3,438 million (10% of the net profit for the year 2015 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.42 per share (inclusive of tax) to all shareholders of the Company, totaling approximately RMB11,871 million.

VII.	PERFORMANCE OF THE CORPORATE SOCIAL RESPONSIBILITY

We believe that our sustainable development should go along with the development of our stakeholders. Upholding the corporate culture of “Mutual Success and Mutual Prosperity” and the concept of social responsibility, we make every effort to participate in activities promoting social progress and commercial civilization through transparent and ethical acts. During the Reporting Period, we focused on the following aspects in order to promote the performance of our social responsibilities.

China Life Insurance Company Limited 2016 Interim Report

Management Discussion and Analysis

1.	Integrating social responsibility into customer service to constantly improve service quality and customers’ experience.

We managed the creditworthiness of our sales force in a responsible manner, and strived to avoid misleading sales and illegal conducts by adopting measures such as conducing integrity education on an ongoing basis, regularly carrying out credit rating on sales teams, and organizing special governance projects on illegal fund raising activities. We carried out product innovation and application of technology based on the demands of our customers, better served the needs of our customers in different market segments by developing new products such as “Kang Ning Universal”, enhanced the level of application of information technology in management, sales and service by pushing forward the establishment of a new generation of comprehensive business processing system, thus improving customers’ experience on a continuous basis. We kept on enhancing our services with an emphasis on the needs of our customers, and significantly improved the efficiency of our services by optimizing the smart claim settlement system, launching the WeChat claim service and launching a pilot program of direct payment for claims.

2.	Taking advantage of our strength in business operation, network and management to vigorously develop insurance business favorable to the general public.

For the purpose of achieving the goal of serving the general public by the commercial life insurance companies, we actively conducted policy-oriented medical insurance businesses, such as micro-insurance business, supplementary major medical insurance for urban and township residents, new village cooperative medical insurance and basic medical insurance for urban residents. In the first half of 2016, the Company provided the micro-insurance protection with an insurance coverage of approximately RMB1 trillion for nearly 50 million people. The coverage of the micro-insurance business was further expanded and the protective function was further enhanced. Over 200 supplementary major medical insurance projects and over 300 medical insurance projects were conducted by 31 branches of the Company at the provincial level across China, covering over 400 million people. The “one-stop” immediate settlement service was provided for the supplementary major medical insurance in over 20,000 hospitals nationwide, through which claims were settled concurrently with basic healthcare insurance, thus providing convenient and efficient services to the public.

3.	Carrying out programs for public welfare in a professional and systematic manner for dedication of love and care and contribution to the society.

We actively participated in programs for public welfare and charity. During the Reporting Period, we donated RMB21,271,600 to relevant institutions through China Life Foundation to support targeted poverty alleviation projects and the Tibet special donation project, and to continually support public welfare programs for orphans from Wenchuan earthquake, Yushu earthquake and Zhouqu mudslide. In the meantime, we provided living assistance and emotional support to orphans from various disasters on a long- term and continuous basis.

China Life Insurance Company Limited 2016 Interim Report

Significant Events

I.	MATERIAL LITIGATIONS, ARBITRATIONS AND MATTERS GENERALLY ENQUIRED BY MEDIA

During the Reporting Period, the Company was not involved in any material litigation, arbitration or matter generally enquired by media.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, and the framework agreements entered into by CLWM with the Company, CLIC, CLP&C, China Life Insurance (Overseas) Company Limited (“CLO”) and CLI, respectively. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in each of CLO and CLI. Therefore, each of CLIC, CLP&C, CLO and CLI constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. CLWM is a subsidiary of AMC, and is therefore a connected subsidiary of the Company.

During the Reporting Period, the following continuing connected transactions were carried out by the Company under Chapter 14A of the Listing Rules, including the framework agreements entered into by AMP with the Company, Pension Company, CLIC and CLP&C, respectively. These continuing connected transactions were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under the Listing Rules. Such agreements and the transactions thereunder have been approved by the shareholders’ general meeting of the Company held on 29 May 2014. AMP is a non-wholly owned subsidiary of AMC, and is therefore a connected subsidiary of the Company.

In addition, during the Reporting Period, the asset management agreement for alternative investments entered into between the Company and CLI and the transactions thereunder were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. However, such agreement was subject to the approval by the shareholders’ general meeting of the Company under the SSE Listing Rules. Such agreement and the transactions thereunder have been approved by the shareholders’ general meeting of the Company held on 29 December 2015.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the asset management agreement between CLIC and AMC, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

China Life Insurance Company Limited 2016 Interim Report

Significant Events

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

1.	Policy Management Agreement

Since 30 September 2003, the Company and CLIC have from time to time entered into policy management agreements. The renewed agreement between the parties expired on 31 December 2014. On 29 December 2014, the Company and CLIC entered into the 2015 policy management agreement, with a term from 1 January 2015 to 31 December 2017. Pursuant to the agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2017 is RMB1,037 million.

For the first half of 2016, the service fee paid by CLIC to the Company amounted to RMB434 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 29 December 2015, the Company and AMC entered into the 2016 asset management agreement, with a term of three years from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2018 is RMB1,500 million.

For the first half of 2016, the Company paid AMC a service fee of RMB498 million.

China Life Insurance Company Limited 2016 Interim Report

Significant Events

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 30 December 2015, CLIC and AMC entered into the 2016 asset management agreement, with an entrustment term from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2018 are RMB320 million, RMB310 million and RMB300 million, respectively.

For the first half of 2016, CLIC paid AMC a service fee of RMB63 million.

(3)	Asset Management Agreement for Alternative Investments between the Company and CLI

Since 22 March 2013, the Company and CLI have from time to time entered into asset management agreements for alternative investments. The renewed agreement between the parties expired on 31 December 2015. On 3 February 2016, the Company and CLI entered into the 2016 asset management agreement for alternative investments, with a term from 1 January 2016 to 30 June 2017. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI an investment management service fee and a performance incentive fee. For details as to the method of calculation of the investment management service fee and performance incentive fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. During the term of the agreement, the investment management service fee and performance incentive fee payable by the Company to CLI will not exceed RMB1,000 million or its equivalent in foreign currency, in particular, the investment management service fee and performance incentive fee for the year of 2016 will not exceed RMB590 million or its equivalent in foreign currency, and the investment management service fee and performance incentive fee for the first half of 2017 will not exceed RMB410 million or its equivalent in foreign currency. The contractual amount of assets entrusted by the Company to CLI for investment and management will not exceed RMB250,000 million or its equivalent in foreign currency (including the contractual amount already entrusted prior to the execution of the agreement and the contractual amount to be entrusted during the term of the agreement) as at the expiry date of the agreement, in particular, the contractual amount as at 31 December 2016 will not exceed RMB200,000 million or its equivalent in foreign currency, and the contractual amount as at 30 June 2017 will not exceed RMB250,000 million or its equivalent in foreign currency; the contractual amount to be entrusted during the term of the agreement will

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not exceed RMB150,000 million or its equivalent in foreign currency (including the contractual amount to be entrusted during the year of 2016 of no more than RMB100,000 million or its equivalent in foreign currency, and the contractual amount to be entrusted during the first half of 2017 of no more than RMB50,000 million or its equivalent in foreign currency). The contractual amount of the assets to be entrusted by the Company in its co-investments with CLIC and CLP&C during the term of the agreement will not exceed RMB40,000 million or its equivalent in foreign currency, in particular, the contractual amount of the co-investments to be entrusted by the Company during the year of 2016 will not exceed RMB23,500 million or its equivalent in foreign currency, and the contractual amount of the co-investments to be entrusted by the Company during the first half of 2017 will not exceed RMB16,500 million or its equivalent in foreign currency.

For the first half of 2016, the Company paid CLI the investment management service fee and performance incentive fee of RMB118 million. As at 30 June 2016, the contractual amount of the assets entrusted by the Company to CLI for investment and management was RMB105,513 million, in particular, the contractual amount of the assets newly entrusted by the Company in the first half of 2016 was RMB7,063 million, and the contractual amount of the assets newly entrusted by the Company in its co-investment with CLIC and CLP&C was RMB0 million.

3.	Insurance Sales Framework Agreement

Since 18 November 2008, the Company and CLP&C have from time to time entered into insurance sales framework agreements. The renewed agreement between the parties expired on 7 March 2015. On 8 March 2015, the Company and CLP&C entered into the 2015 insurance sales framework agreement, with a term of two years from 8 March 2015. The agreement will automatically be extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry. Pursuant to the agreement, CLP&C entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The original annual caps for the three years ending 31 December 2017 were RMB1,386 million, RMB1,738 million and RMB2,222 million, respectively. With the approval given at the eighth meeting of the fifth session of the Board, the Company revised the annual caps for the two years ending 31 December 2017 under the 2015 insurance sales framework agreement to RMB3,000 million and RMB5,000 million, respectively.

For the first half of 2016, CLP&C paid the Company an agency service fee of RMB961 million.

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4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

The Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, the Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB100 million, RMB300 million and RMB400 million, respectively; the annual caps of the management fee payable by the Company for the asset management for specific clients are RMB10 million, RMB20 million and RMB20 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the first half of 2016, the subscription price and corresponding subscription fee for the subscription of fund products was RMB680 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB3,525.81 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee paid by the Company for the asset management for specific clients was RMB3.44 million, and the fees for other daily transactions were RMB0 million.

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(2)	Framework Agreement between Pension Company and AMP

Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, Pension Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the first half of 2016, the subscription price and corresponding subscription fee for the subscription of fund products was RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, and the fees for other daily transactions were RMB0 million.

(3)	Framework Agreement between CLIC and AMP

CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, CLIC and AMP will enter into transactions in relation to the subscription and redemption of fund products. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; and the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively.

For the first half of 2016, the subscription price and corresponding subscription fee for the subscription of fund products was RMB110 million, and the redemption price and corresponding redemption fee for the redemption of fund products was RMB0 million.

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(4)	Framework Agreement between CLP& C and AMP

CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, CLP&C and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price for the fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price for the fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the subscription fee for the fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the redemption fee for the fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the first half of 2016, the subscription price for the fund products was RMB0 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, and the fees for other daily transactions were RMB0 million.

5.	Framework Agreements with CLWM

(1)	Framework Agreement between the Company and CLWM

The Company and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 30 December 2015. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, the Company and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by the Company for the asset management services are RMB55 million, RMB180 million and RMB240 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB25 million, RMB50 million and RMB100 million, respectively; the annual caps of the fees for other daily transactions are RMB25 million, RMB50 million and RMB100 million, respectively.

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For the first half of 2016, the management fee paid by the Company for the asset management services was RMB0 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0 million.

(2)	Framework Agreement between CLIC and CLWM

CLIC and CLWM entered into the “Framework Agreement in relation to Asset Management Services” on 26 January 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLIC will subscribe for the asset management products, in respect of which CLWM acts as the manager, according to its needs of asset allocation. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLIC for the asset management services are RMB40 million, RMB70 million and RMB80 million, respectively.

For the first half of 2016, the management fee paid by CLIC for the asset management services was RMB0.48 million.

(3)	Framework Agreement between CLP& C and CLWM

CLP&C and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 9 March 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLP&C and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLP&C for the asset management services are RMB5 million, RMB180 million and RMB300 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB2 million, RMB150 million and RMB200 million, respectively; the annual caps of the fees for other daily transactions are RMB5 million, RMB50 million and RMB50 million, respectively.

For the first half of 2016, the management fee paid by CLP&C for the asset management services was RMB0 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0 million.

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(4)	Framework Agreement between CLO and CLWM

CLO and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 30 December 2015. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLO and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLO for the asset management services are RMB10 million, RMB30 million and RMB50 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB5 million, RMB5 million and RMB10 million, respectively; the annual caps of the fees for other daily transactions are RMB5 million, RMB5 million and RMB10 million, respectively.

For the first half of 2016, the management fee paid by CLO for the asset management services was RMB0 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0 million.

(5)	Framework Agreement between CLI and CLWM

CLI and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 3 February 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLI and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLI for the asset management services are RMB20 million (including the management fee in an amount of RMB0.4 million paid by CLI to CLWM for the provision of asset management services prior to the execution of the framework agreement), RMB30 million and RMB50 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB10 million, RMB40 million and RMB80 million, respectively; the annual caps of the fees for other daily transactions are RMB10 million, RMB40 million and RMB80 million, respectively.

For the first half of 2016, the management fee paid by CLI for the asset management services was RMB0.37 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0 million.

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(II)	Other Major Connected Transactions

Entrustment of Enterprise Annuity Funds and Account Management Agreement

Since 27 July 2009, the Company, CLIC and AMC have from time to time entered into the entrustment of enterprise annuity funds and account management agreements with Pension Company. The renewed agreement between the parties expired on 1 December 2013. On 22 March 2014, the Company, CLIC, AMC and Pension Company entered into a new “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company (including Supplemental Terms for Account Management and Investment Management)”, with a term from 2 December 2013 to 31 December 2016. As a trustee, account manager and investment manager, Pension Company provides trusteeship, account management services and investment management services for the enterprise annuity funds of the Company, CLIC and AMC, and charges trustee management fees, account management fees and investment management fees in accordance with the agreement.

(III)	Statement on Claims, Debt Transactions and Guarantees of a Non-operating Nature with Connected Parties

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees of a non-operating nature with connected parties.

III.	ACQUISITION AND SALE OF MAJOR ASSETS, MERGERS AND ACQUISITIONS DURING THE REPORTING PERIOD

During the Reporting Period, the Company did not undertake any acquisition or sale of major assets, or any merger or acquisition.

IV.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

V.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or above of the Company’s profits for the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Except otherwise disclosed in this interim report, the Company had no other material contracts during the Reporting Period.

China Life Insurance Company Limited 2016 Interim Report

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VI.	H SHARE STOCK APPRECIATION RIGHTS

No H Share stock appreciation rights of the Company were granted or exercised in the first half of 2016. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policy.

VII.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

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VIII.	AUDITORS

A resolution was passed at the 2015 Annual General Meeting held on 30 May 2016 to engage Ernst & Young Hua Ming LLP and Ernst & Young as the PRC and international auditors of the Company for the year 2016, respectively. The Company’s 2016 half-year financial statements prepared in accordance with the Chinese Accounting Standards for Business Enterprises have been reviewed (not audited) by Ernst & Young Hua Ming LLP and the Company’s 2016 Interim Condensed Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards have been reviewed (not audited) by Ernst & Young.

IX.	CORPORATE GOVERNANCE

In the first half of 2016, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The Shareholders’ General Meetings, Board of Directors Meetings and Supervisory Committee Meetings of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2016, the Board of Directors held 3 regular meetings and 3 extraordinary meetings, and the Supervisory Committee held 2 regular meetings. As at the latest practicable date (25 August 2016), the Board of Directors held 4 regular meetings and 4 extraordinary meetings, and the Supervisory Committee held 3 regular meetings. The Company held the 2015 Annual General Meeting on 30 May 2016. The announcements concerning the resolutions adopted at the above meetings were published on the China Securities Journal, Shanghai Securities News and Securities Times, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

The Audit Committee of the Board of the Company has reviewed the 2016 Interim Report of the Company.

X.	MISCELLANEOUS

On 29 February 2016, the Company entered into a share purchase agreement with Citigroup Inc. (“Citigroup”) and an equity transfer agreement with IBM Credit LLC (“IBM Credit”) and Citigroup. Pursuant to such agreements, the Company will purchase from Citigroup and IBM Credit an aggregate of 3,648,276,645 shares of China Guangfa Bank Co., Ltd. (“CGB”) at a price of RMB6.39 per share for a total consideration of RMB23,312,487,761.55. Upon the closing of the transaction, the Company will hold 6,728,756,097 shares of CGB, representing 43.686% of the issued share capital of CGB. For details, please refer to the announcement dated 29 February 2016 published by the Company on the website of the SSE and the HKExnews website of the Hong Kong Exchanges and Clearing Limited.

China Life Insurance Company Limited 2016 Interim Report

Changes in Share Capital and Shareholders Information

I.	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

II.	INFORMATION ON SHAREHOLDERS

Number of shareholders and their shareholdings

Total number of shareholders at the end of the Reporting Period	No. of A Share shareholders: 144,095
No. of H Share shareholders: 30,618

Particulars of top ten shareholders of the Company

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Unit: Shares Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited	Overseas legal person	25.87%	7,312,989,265	–1,022,964	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.03%	573,264,738	+52,572,328	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—	—
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.21%	59,651,510	+25,283,794	—	—
China National Nuclear Corporation	State-owned legal person	0.07%	20,000,000	—	—	—
China International Television Corporation	State-owned legal person	0.07%	18,452,300	—	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.06%	15,895,744	+6,190,328	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.04%	12,209,536	+213,007	—	—

China Life Insurance Company Limited 2016 Interim Report

Changes in Share Capital and Shareholders Information

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant rules of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

	2.	China National Nuclear Corporation and China International Television Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A Shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.
Details of shareholders
	3.	Both Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

III.	CHANGE IN THE CONTROLLING SHAREHOLDER AND THE EFFECTIVE CONTROLLER

During the Reporting Period, there was no change in the controlling shareholder and the effective controller of the Company.

IV.	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2016, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

China Life Insurance Company Limited 2016 Interim Report

Changes in Share Capital and Shareholders Information

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%
JPMorgan Chase & Co. (Note 1)	Beneficial owner, investment manager,	H Shares	635,303,057	(L)	8.53%	2.25%
	trustee and custodian corporation/		137,784,100	(S)	1.85%	0.49%
	approved lending agent		267,423,618	(P)	3.59%	0.95%
BlackRock, Inc. (Note 2)	Interest in controlled	H Shares	458,553,179	(L)	6.16%	1.62%
	corporation		289,000	(S)	0.00%	0.00%

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(Note 1):	JPMorgan Chase & Co. was interested in a total of 635,303,057 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, J.P. Morgan Clearing Corp, J.P. Morgan Investment Management Inc., J.P. Morgan GT Corporation, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A., J.P. Morgan Chase Bank Berhad and JPMorgan Asset Management (UK) Limited were interested in 57,172,086 H shares, 6,894,051 H shares, 286,000 H shares, 1,000,000 H shares, 195,632,159 H shares, 99,398,495 H shares, 267,427,758 H shares, 6,913,508 H shares and 579,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 635,303,057 H shares are 267,423,618 H shares (3.59%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests-Securities Borrowing and Lending) Rules. Of these 635,303,057 H shares, 41,063,180 H shares were physically settled listed derivatives, 258,000 H shares were cash settled listed derivatives, 825,943 H shares were physically settled unlisted derivatives and 31,243,638 H shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV of the SFO in 137,784,100 H shares (1.85%). Of these 137,784,100 H shares, 18,369,725 H shares were physically settled listed derivatives, 23,511,700 H shares were cash settled listed derivatives, 2,263,956 H shares were physically settled unlisted derivatives and 41,635,219 H shares were cash settled unlisted derivatives.

(Note 2):	BlackRock, Inc. was interested in a total of 458,553,179 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited and BlackRock Asset Management (Schweiz) AG were interested in 3,012,000 H shares, 1,283,000 H shares, 115,052,696 H shares, 148,801,000 H shares, 638,665 H shares, 8,864,502 H shares, 2,296,915 H shares, 2,930,000 H shares, 25,282,819 H shares, 1,562,000 H shares, 29,983,785 H shares, 2,855,700 H shares, 46,884,186 H shares, 35,441,025 H shares, 26,921,796 H shares, 373,000 H shares, 5,847,090 H shares, 221,000 H shares, 266,000 H shares and 36,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 458,553,179 H shares, 5,051,560 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 289,000 H shares (0.00%). Of these 289,000 H shares, 251,000 H shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 30 June 2016, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited 2016 Interim Report

Directors, Supervisors, Senior Management and Employees

I.	CHANGE IN SHARES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and Senior Management.

II.	CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	With the approval given at the First Extraordinary General Meeting 2015 and the approval of the CIRC, the term of office of Mr. Tang Xin as an Independent Director of the Company commenced on 7 March 2016. With effect from the same day, Mr. Tang Xin began to serve as the Chairman of the Strategy and Investment Decision Committee and a member of the Audit Committee. With effect from 7 March 2016, being the date when the appointment of Mr. Tang Xin became effective, Mr. Huang Yiping has ceased to be an Independent Director of the Company, the Chairman of the Strategy and Investment Decision Committee and a member of the Audit Committee.

2.	With the approval given at the 2015 Annual General Meeting and the approval of the CIRC, the term of office of Ms. Leung Oi-Sie Elsie as an Independent Director of the Company commenced on 20 July 2016. With effect from the same day, Ms. Leung Oi-Sie Elsie began to serve as the Chairman of the Risk Management Committee and a member of the Strategy and Investment Decision Committee. With effect from 20 July 2016, being the date when the appointment of Ms. Leung Oi-Sie Elsie became effective, Mr. Anthony Francis Neoh has ceased to be an Independent Director of the Company, the Chairman of the Risk Management Committee and a member of the Strategy and Investment Decision Committee.

3.	Due to age reason, Mr. Zhang Xiangxian has ceased to be a Non-executive Director of the Company and a member of the Risk Management Committee of the Board with effect from 3 August 2016.

4.	With the approval given at the seventh meeting of the fifth session of the Board of the Company and the approval of the CIRC, Mr. Zhao Lijun was appointed as the Vice President of the Company with effect from 20 July 2016.

5.	Due to adjustment of work arrangements, Ms. Huang Xiumei has ceased to be the Financial Controller of the Company since February 2016. Due to work arrangements, Mr. Yang Zheng has ceased to be the Vice President of the Company since August 2016.

China Life Insurance Company Limited 2016 Interim Report

Directors, Supervisors, Senior Management and Employees

III.	NUMBER OF EMPLOYEES

As at 30 June 2016, the Company had 97,046 employees in total.

IV.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at 30 June 2016, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

V.	COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

China Life Insurance Company Limited 2016 Interim Report

International Auditors’ Independent Review Report

To the Board of Directors of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements, set out on pages 50 to 93, which comprise the interim condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2016 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards, or accept liability to, any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young

Certified Public Accountants

Hong Kong

25 August 2016

China Life Insurance Company Limited 2016 Interim Report

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2016

	Notes	Unaudited As at 30 June 2016 RMB million	Audited As at 31 December 2015 RMB million
ASSETS
Property, plant and equipment		27,281	26,974
Investment properties		1,214	1,237
Investments in associates and joint ventures	6	54,172	47,175
Held-to-maturity securities	7.1	509,570	504,075
Loans	7.2	218,806	207,267
Term deposits	7.3	505,503	562,622
Statutory deposits – restricted		6,333	6,333
Available-for-sale securities	7.4	769,624	770,516
Securities at fair value through profit or loss	7.5	251,446	137,990
Securities purchased under agreements to resell		69,636	21,503
Accrued investment income		51,232	49,552
Premiums receivable		27,592	11,913
Reinsurance assets		1,755	1,420
Other assets		22,781	23,642
Cash and cash equivalents		72,101	76,096

Total assets		2,589,046	2,448,315

The notes on pages 56 to 93 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2016 Interim Report

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2016

	Notes	Unaudited As at 30 June 2016 RMB million	Audited As at 31 December 2015 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	1,825,047	1,715,985
Investment contracts	9	167,621	84,106
Policyholder dividends payable		93,310	107,774
Interest-bearing loans and borrowings		2,452	2,643
Bonds payable		67,996	67,994
Financial liabilities at fair value through profit or loss		1,044	856
Securities sold under agreements to repurchase		42,189	31,354
Annuity and other insurance balances payable		35,842	30,092
Premiums received in advance		2,625	32,266
Other liabilities		32,138	26,514
Deferred tax liabilities	14	11,495	16,953
Current income tax liabilities		65	5,347
Statutory insurance fund		465	217

Total liabilities		2,282,289	2,122,101

Equity
Share capital	18	28,265	28,265
Other equity instruments	19	7,791	7,791
Reserves		149,009	163,381
Retained earnings		117,883	123,055

Attributable to equity holders of the Company		302,948	322,492

Non-controlling interests		3,809	3,722

Total equity		306,757	326,214

Total liabilities and equity		2,589,046	2,448,315

Approved and authorised for issue by the Board of Directors on 25 August 2016.

Yang Mingsheng	Lin Dairen
Director	Director

The notes on pages 56 to 93 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2016 Interim Report

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2016

		Unaudited For the six months ended 30 June
		2016	2015
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		292,461	234,298
Less: premiums ceded to reinsurers		(730)	(398)

Net written premiums		291,731	233,900
Net change in unearned premium reserves		(7,489)	(4,540)

Net premiums earned		284,242	229,360

Investment income	10	54,542	49,733
Net realised gains on financial assets	11	2,523	38,353
Net fair value gains/(losses) through profit or loss	12	(6,266)	11,770
Other income		2,696	2,101

Total revenues		337,737	331,317

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(157,425)	(136,675)
Accident and health claims and claim adjustment expenses		(12,454)	(7,737)
Increase in insurance contract liabilities		(99,761)	(77,668)
Investment contract benefits		(2,415)	(1,239)
Policyholder dividends resulting from participation in profits		(5,668)	(29,570)
Underwriting and policy acquisition costs		(30,056)	(19,509)
Finance costs		(2,305)	(2,313)
Administrative expenses		(12,848)	(11,691)
Other expenses		(2,532)	(5,340)
Statutory insurance fund contribution		(651)	(482)

Total benefits, claims and expenses		(326,115)	(292,224)

Share of profit of associates and joint ventures, net		1,606	2,145

Profit before income tax	13	13,228	41,238
Income tax	14	(2,581)	(9,504)

Net profit		10,647	31,734

Attributable to:
– Equity holders of the Company		10,395	31,489
– Non-controlling interests		252	245
Basic and diluted earnings per share	15	RMB0.36	RMB1.11

The notes on pages 56 to 93 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2016 Interim Report

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2016

	Unaudited
	For the six months
	ended 30 June
	2016	2015
	RMB million	RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	(30,210)	54,454
Amount transferred to net profit from other comprehensive income	(2,523)	(38,353)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	9,643	(7,517)
Share of other comprehensive income of associates and joint ventures under the equity method	(580)	253
Exchange differences on translating foreign operations	6	—
Income tax relating to components of other comprehensive income	5,767	(2,149)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	(17,897)	6,688

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—
Other comprehensive income for the period, net of tax	(17,897)	6,688

Total comprehensive income for the period, net of tax	(7,250)	38,422

Attributable to:
– Equity holders of the Company	(7,488)	38,168
– Non-controlling interests	238	254

The notes on pages 56 to 93 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2016 Interim Report

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2016

	Unaudited
	Attributable to equity holders of the Company				Non-	Total
		Other equity		Retained	controlling
	Share capital	instruments	Reserves	earnings	interests
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2015	28,265	—	145,919	109,937	3,210	287,331
Net profit	—	—	—	31,489	245	31,734
Other comprehensive income	—	—	6,679	—	9	6,688

Total comprehensive income	—	—	6,679	31,489	254	38,422

Transactions with owners
Appropriation to reserves	—	—	3,208	(3,208)	—	—
Dividends paid	—	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	—	(106)	(106)
Others	—	—	(36)	—	—	(36)

Total transactions with owners	—	—	3,172	(14,514)	(106)	(11,448)

As at 30 June 2015	28,265	—	155,770	126,912	3,358	314,305

As at 1 January 2016	28,265	7,791	163,381	123,055	3,722	326,214
Net profit	—	—	—	10,395	252	10,647
Other comprehensive income	—	—	(17,883)	—	(14)	(17,897)

Total comprehensive income	—	—	(17,883)	10,395	238	(7,250)

Transactions with owners
Appropriation to reserves	—	—	3,507	(3,507)	—	—
Dividends paid (Note 16)	—	—	—	(12,060)	—	(12,060)
Dividends to non-controlling interests	—	—	—	—	(151)	(151)
Others	—	—	4	—	—	4

Total transactions with owners	—	—	3,511	(15,567)	(151)	(12,207)

As at 30 June 2016	28,265	7,791	149,009	117,883	3,809	306,757

The notes on pages 56 to 93 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2016 Interim Report

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2016

	Unaudited
	For the six months
	ended 30 June
	2016	2015
	RMB million	RMB million
Net cash inflow/(outflow) from operating activities	(13,180)	24,948

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	218,362	282,249
Purchases	(263,965)	(356,383)
Investments in associates and joint ventures	(3,075)	(250)
Decrease/(increase) in term deposits, net	57,300	39,160
Decrease/(increase) in securities purchased under agreements to resell, net	(48,133)	7,958
Interest received	41,006	42,541
Dividends received	9,837	4,882
Decrease/(increase) in policy loans, net	(2,314)	(5,631)

Net cash inflow from investing activities	9,018	14,526

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	10,835	(693)
Interest paid	(1,918)	(2,008)
Dividends paid to equity holders of the Company	(8,935)	(8,330)
Dividends paid to non-controlling interests	(151)	(106)
Capital injected into subsidiaries by non-controlling interests	282	—

Net cash inflow/(outflow) from financing activities	113	(11,137)

Foreign currency gains/(losses) on cash and cash equivalents	54	(2)

Net increase/(decrease) in cash and cash equivalents	(3,995)	28,335

Cash and cash equivalents
Beginning of period	76,096	47,034

End of period	72,101	75,369

Analysis of balances of cash and cash equivalents
Cash at banks and on hand	71,819	73,918
Short-term bank deposits	282	1,451

The notes on pages 56 to 93 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

1	ORGANISATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuity, accident and health insurance products in China.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These unaudited interim condensed consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. The interim condensed consolidated financial statements have been approved and authorised for issue by the Board of Directors on 25 August 2016.

2	BASIS OF PREPARATION

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standards Board. The interim condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended 31 December 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”).

Except for the ones described below, the accounting policies applied are consistent with those of the consolidated annual financial statements for the year ended 31 December 2015, as described in those annual financial statements.

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2016

Standards/Amendments	Content	Effective for annual periods beginning on or after
IAS 1 Amendments	Disclosure Initiative	1 January 2016
IAS 27 Amendments	Equity Method in Separate Financial Statements	1 January 2016
IFRS 10, IFRS 12 and	Investment Entities: Applying the Consolidation	1 January 2016
IAS 28 Amendments	Exception
IFRS 11 Amendments	Accounting for Acquisitions of Interests in	1 January 2016
Joint Operations

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

2	BASIS OF PREPARATION (CONTINUED)

2.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2016 (continued)

Amendments to IAS 1 – Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify: the materiality requirements in IAS 1; that specific line items in the statement of comprehensive income and the statement of financial position should be disaggregated; that entities have flexibility as to the order in which they present the notes to financial statements; that the share of other comprehensive income (“OCI”) of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss. Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of comprehensive income. The Group’s consolidated financial statements have complied with the amendments.

IAS 27 Amendments – Equity Method in Separate Financial Statements

The amendments to IAS 27 allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Group does not elect to change to the equity method in the separate financial statements, and the amendments do not have any impact on the Group’s consolidated financial statements.

IFRS 10, IFRS 12 and IAS 28 Amendments – Investment Entities: Applying the Consolidation Exception

Amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. The amendments to IFRS 10 also clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. Consequential amendments were made to IFRS 12 to require an investment entity that prepares financial statements in which all of its subsidiaries are measured at fair value through profit or loss in accordance with IFRS 9 to present the disclosures in respect of investment entities in accordance with IFRS 12. IAS 28 was also amended to allow an investor that is not itself an investment entity, and has an interest in an investment entity associate or joint venture, to retain the fair value measurement applied by the investment entity associate or joint venture to the interest in its subsidiaries. The amendments do not have any material impact on the Group’s consolidated financial statements as the Company is not an investment entity as defined in IFRS 10.

IFRS 11 Amendments – Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendments are not relevant to the Group, since the Group had no joint operation as at 30 June 2016.

In addition, Annual Improvements 2012-2014 Cycle issued in September 2014 sets out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. There are no material changes to the accounting policies of the Group as a result of these annual improvements.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

2	BASIS OF PREPARATION (CONTINUED)

2.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2016

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 7 Amendments	Statement of Cash Flows	1 January 2017
IAS 12 Amendments	Recognition of Unrealized Losses	1 January 2017
IFRS 2	Share-based Payment	1 January 2018
IFRS 9	Financial Instruments	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 16	Leases	1 January 2019
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2015.

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with the Group’s consolidated annual financial statements for the year ended 31 December 2015.

There have been no significant changes in the Group’s risk management processes since 31 December 2015 or in any risk management policies.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price quotes from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

At 30 June 2016, assets classified as Level 1 accounted for approximately 32.98% of the assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open- ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at reporting dates as their fair market value and classified the investments as Level 1.

At 30 June 2016, assets classified as Level 2 accounted for approximately 60.37% of the assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 30 June 2016, assets classified as Level 3 accounted for approximately 6.65% of the assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, market comparison approach, etc.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 30 June 2016:

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	207,597	85,450	63,119	356,166
– Debt securities	17,070	373,455	2,126	392,651
Securities at fair value through profit or loss
– Equity securities	39,606	503	1,282	41,391
– Debt securities	65,615	144,440	—	210,055

Total	329,888	603,848	66,527	1,000,263

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(1,044)	—	—	(1,044)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(1,056)	—	—	(1,056)

The following table presents the changes in Level 3 assets for the six months ended 30 June 2016:

			Securities at
			fair value
			through
	Available-for-sale securities		profit or loss	Total
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	501	62,343	1,884	64,728
Purchases	1,625	1,550	—	3,175
Transferred into Level 3	—	1,829	1,269	3,098
Transferred out of Level 3	—	(2,459)	(1,620)	(4,079)
Total gains/(losses) recorded in profit or loss	—	—	(251)	(251)
Total gains/(losses) recorded in other comprehensive income	—	(144)	—	(144)

Closing balance	2,126	63,119	1,282	66,527

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2015:

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	233,527	51,940	62,343	347,810
– Debt securities	20,575	380,823	501	401,899
Securities at fair value through profit or loss
– Equity securities	40,411	711	1,884	43,006
– Debt securities	18,304	76,680	—	94,984

Total	312,817	510,154	64,728	887,699

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(856)	—	—	(856)
Investment contracts at fair value through profit or loss	(14)	—	—	(14)

Total	(870)	—	—	(870)

The following table presents the changes in Level 3 assets for the six months ended 30 June 2015:

			Securities at
			fair value
			through
	Available-for-sale securities		profit or loss	Total
	Debt securities	Equity securities	Equity securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	501	21,635	542	22,678
Purchases	—	19,775	—	19,775
Transferred into Level 3	—	3,141	4,185	7,326
Transferred out of Level 3	—	(390)	(327)	(717)
Total gains/(losses) recorded in profit or loss	—	—	(82)	(82)
Total gains/(losses) recorded in other comprehensive income	—	2,855	—	2,855

Closing balance	501	47,016	4,318	51,835

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The assets whose fair value measurements are classified under Level 3 above do not have any material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the six months ended 30 June 2016, debt securities of RMB13,361 million (for the six months ended 30 June 2015: RMB10,843 million) were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas debt securities of RMB15,633 million (for the six months ended 30 June 2015: RMB15,113 million) were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the six months ended 30 June 2016 and the six months ended 30 June 2015, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 30 June 2016 and 31 December 2015, unobservable inputs such as weighted average cost of capital and liquidity discount were used in the valuation of assets at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

The life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

The health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

The accident insurance business relates primarily to the sale of accident insurance policies.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

5	SEGMENT INFORMATION (CONTINUED)

5.1	Operating segments (continued)

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of the insurance agency business in respect of services to CLIC as described in Note 17, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains/(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of the respective products in different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

5	SEGMENT INFORMATION (CONTINUED)

		For the six months ended 30 June 2016
	Life	Health	Accident	Others	Eliminations	Total
	RMB million
Revenues
Gross written premiums	253,904	30,782	7,775	—	—	292,461
– Term life	1,655	—	—	—	—
– Whole life	12,722	—	—	—	—
– Endowment	122,408	—	—	—	—
– Annuity	117,119	—	—	—	—
Net premiums earned	253,792	23,614	6,836	—	—	284,242
Investment income	51,912	1,961	204	465	—	54,542
Net realised gains/(losses) on financial assets	2,439	92	10	(18)	—	2,523
Net fair value gains/(losses) through profit or loss	(5,913)	(223)	(23)	(107)	—	(6,266)
Other income	431	23	—	2,773	(531)	2,696
Including: inter-segment revenue	—	—	—	531	(531)	—

Segment revenues	302,661	25,467	7,027	3,113	(531)	337,737

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(156,479)	(934)	(12)	—	—	(157,425)
Accident and health claims and claim adjustment expenses	—	(9,713)	(2,741)	—	—	(12,454)
Increase in insurance contract liabilities	(90,573)	(9,094)	(94)	—	—	(99,761)
Investment contract benefits	(2,415)	—	—	—	—	(2,415)
Policyholder dividends resulting from participation in profits	(5,627)	(41)	—	—	—	(5,668)
Underwriting and policy acquisition costs	(24,144)	(2,984)	(2,029)	(899)	—	(30,056)
Finance costs	(2,157)	(81)	(8)	(59)	—	(2,305)
Administrative expenses	(8,508)	(1,796)	(1,452)	(1,092)	—	(12,848)
Other expenses	(2,149)	(135)	(356)	(423)	531	(2,532)
Including: inter-segment expenses	(510)	(19)	(2)	—	531	—
Statutory insurance fund contribution	(478)	(90)	(83)	—	—	(651)

Segment benefits, claims and expenses	(292,530)	(24,868)	(6,775)	(2,473)	531	(326,115)

Share of profit of associates and joint ventures, net	—	—	—	1,606	—	1,606

Segment results	10,131	599	252	2,246	—	13,228

Income tax						(2,581)

Net profit						10,647

Attributable to
– Equity holders of the Company						10,395
– Non-controlling interests						252
Other comprehensive income attributable to equity holders of the Company	(16,373)	(618)	(64)	(828)	—	(17,883)
Depreciation and amortisation	705	134	122	75	—	1,036

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

5	SEGMENT INFORMATION (CONTINUED)

		For the six months ended 30 June 2015
	Life	Health	Accident	Others	Eliminations	Total
	RMB million
Revenues
Gross written premiums	204,780	22,213	7,305	—	—	234,298
– Term life	1,435	—	—	—	—
– Whole life	13,647	—	—	—	—
– Endowment	118,294	—	—	—	—
– Annuity	71,404	—	—	—	—
Net premiums earned	204,763	18,128	6,469	—	—	229,360
Investment income	47,933	1,404	181	215	—	49,733
Net realised gains/(losses) on financial assets	36,993	1,081	139	140	—	38,353
Net fair value gains/(losses) through profit or loss	11,103	324	43	300	—	11,770
Other income	439	31	—	2,125	(494)	2,101
Including: inter-segment revenue	—	—	—	494	(494)	—

Segment revenues	301,231	20,968	6,832	2,780	(494)	331,317

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(135,868)	(797)	(10)	—	—	(136,675)
Accident and health claims and claim adjustment expenses	—	(6,053)	(1,684)	—	—	(7,737)
Increase in insurance contract liabilities	(71,048)	(6,541)	(79)	—	—	(77,668)
Investment contract benefits	(1,239)	—	—	—	—	(1,239)
Policyholder dividends resulting from participation in profits	(29,415)	(155)	—	—	—	(29,570)
Underwriting and policy acquisition costs	(14,919)	(2,253)	(1,808)	(529)	—	(19,509)
Finance costs	(2,178)	(64)	(8)	(63)	—	(2,313)
Administrative expenses	(7,626)	(1,879)	(1,174)	(1,012)	—	(11,691)
Other expenses	(4,731)	(199)	(428)	(476)	494	(5,340)
Including: inter-segment expenses	(478)	(14)	(2)	—	494	—
Statutory insurance fund contribution	(349)	(79)	(54)	—	—	(482)

Segment benefits, claims and expenses	(267,373)	(18,020)	(5,245)	(2,080)	494	(292,224)

Share of profit of associates and joint ventures, net	—	—	—	2,145	—	2,145

Segment results	33,858	2,948	1,587	2,845	—	41,238

Income tax						(9,504)

Net profit						31,734

Attributable to
– Equity holders of the Company						31,489
– Non-controlling interests						245
Other comprehensive income attributable to equity holders of the Company	6,160	180	23	316	—	6,679
Depreciation and amortisation	687	157	107	74	—	1,025

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

6	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million
As at 1 January	47,175	44,390
Investments in associates and joint ventures	6,305	250
Share of profit	1,606	2,145
Other equity movements	(576)	217
Dividend received (Note)	(338)	(377)

As at 30 June	54,172	46,625

Note:	The 2015 final dividend of HKD0.05 in cash per ordinary share was approved and declared in the annual general meeting of Sino-Ocean Group Holding Limited (“Sino-Ocean”) on 12 May 2016. The Company received a cash dividend amounting to RMB95 million.

7	FINANCIAL ASSETS

7.1	Held-to-maturity securities

	As at	As at
	30 June 2016	31 December 2015
	RMB million	RMB million
Debt securities
Government bonds	79,007	79,438
Government agency bonds	131,147	126,097
Corporate bonds	147,290	146,405
Subordinated bonds/debts	152,126	152,135

Total	509,570	504,075

Debt securities
Listed in mainland, PRC	62,003	61,916
Listed in Hong Kong, PRC	104	50
Listed in Singapore	24	24
Unlisted	447,439	442,085

Total	509,570	504,075

Unlisted debt securities include those traded on the Chinese interbank market.

The fair value of held-to-maturity securities is determined by reference to other debt securities which are measured by fair value. Please refer to Note 4. The fair value of held-to-maturity securities under Level 1 was RMB36,543 million and that of these securities under Level 2 was RMB518,094 million as at 30 June 2016 (as at 31 December 2015: Level 1 RMB29,777 million and Level 2 RMB521,067 million).

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

7	FINANCIAL ASSETS (CONTINUED)

7.1	Held-to-maturity securities (continued)

	As at	As at
	30 June 2016	31 December 2015
Debt securities – Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	3,678	2,000
After one year but within five years	89,724	86,198
After five years but within ten years	188,872	167,450
After ten years	227,296	248,427

Total	509,570	504,075

7.2	Loans

	As at	As at
	30 June 2016	31 December 2015
	RMB million	RMB million
Policy loans	87,273	84,959
Other loans	131,533	122,308

Total	218,806	207,267

	As at	As at
	30 June 2016	31 December 2015
	RMB million	RMB million
Maturing:
Within one year	92,305	90,250
After one year but within five years	89,628	84,078
After five years but within ten years	19,373	24,239
After ten years	17,500	8,700

Total	218,806	207,267

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

7	FINANCIAL ASSETS (CONTINUED)

7.3	Term deposits

	As at	As at
	30 June 2016	31 December 2015
	RMB million	RMB million
Maturing:
Within one year	210,224	181,780
After one year but within five years	294,079	380,842
After five years but within ten years	1,200	—

Total	505,503	562,622

7.4	Available-for-sale securities

	As at	As at
	30 June 2016	31 December 2015
	RMB million	RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	25,531	25,713
Government agency bonds	136,283	145,399
Corporate bonds	198,645	206,767
Subordinated bonds/debts	18,412	19,298
Wealth management products	9,000	—
Others (i)	4,780	4,722

Subtotal	392,651	401,899

Equity securities
Funds	140,140	163,366
Common stocks	69,785	74,629
Preferred stocks	19,192	18,712
Wealth management products	85,046	50,053
Others (i)	42,003	41,050

Subtotal	356,166	347,810

Available-for-sale securities, at cost
Equity securities
Others (i)	20,807	20,807

Total	769,624	770,516

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities (continued)

(i)	Other available-for-sale securities mainly include unlisted equity investments and private equity funds, etc. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considered that the carrying value of other available-for-sale securities represents its maximum risk exposure.

	As at	As at
	30 June 2016	31 December 2015
	RMB million	RMB million
Debt securities
Listed in mainland, PRC	39,373	42,022
Listed in Singapore	—	266
Unlisted	353,278	359,611

Subtotal	392,651	401,899

Equity securities
Listed in mainland, PRC	70,116	85,658
Listed in Hong Kong, PRC	7,369	8,391
Listed in Singapore	170	172
Unlisted	299,318	274,396

Subtotal	376,973	368,617

Total	769,624	770,516

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

	As at	As at
	30 June 2016	31 December 2015
Debt securities – contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	28,304	32,598
After one year but within five years	155,170	135,866
After five years but within ten years	98,098	112,419
After ten years	111,079	121,016

Total	392,651	401,899

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

7	FINANCIAL ASSETS (CONTINUED)

7.5	Securities at fair value through profit or loss

	As at	As at
	30 June 2016	31 December 2015
	RMB million	RMB million
Debt securities
Government bonds	335	603
Government agency bonds	7,051	5,689
Corporate bonds	201,752	88,291
Others	917	401

Subtotal	210,055	94,984

Equity securities
Funds	9,063	6,119
Common stocks	32,328	36,887

Subtotal	41,391	43,006

Total	251,446	137,990

	As at	As at
	30 June 2016	31 December 2015
	RMB million	RMB million
Debt securities
Listed in mainland, PRC	15,660	8,852
Listed overseas	178	56
Unlisted	194,217	86,076

Subtotal	210,055	94,984

Equity securities
Listed in mainland, PRC	29,912	32,427
Listed in Hong Kong, PRC	77	70
Listed overseas	5,786	6,099
Unlisted	5,616	4,410

Subtotal	41,391	43,006

Total	251,446	137,990

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

8	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2016	4.85%~5.00%
As at 31 December 2015	4.80%~5.00%
As at 30 June 2015	4.85%~5.00%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2016	3.32%~5.59%
As at 31 December 2015	3.42%~5.78%
As at 30 June 2015	3.47%~5.85%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

8	INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

(ii)	(continued)

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. Firstly, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Secondly, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual life		Group life
	RMB per policy	% of premium	RMB per policy	% of premium
As at 30 June 2016	37.00~45.00	0.85%~0.90%	15.00	0.90%
As at 31 December 2015	37.00~45.00	0.85%~0.90%	15.00	0.90%
As at 30 June 2015	37.00~45.00	0.85%~0.90%	14.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flows. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

8	INSURANCE CONTRACTS (CONTINUED)

(b)	Net liabilities of insurance contracts

	As at	As at
	30 June 2016	31 December 2015
	RMB million	RMB million
Gross
Long-term insurance contracts	1,798,749	1,698,773
Short-term insurance contracts
– Claims and claim adjustment expenses	10,816	9,268
– Unearned premiums	15,482	7,944

Total, gross	1,825,047	1,715,985

Recoverable from reinsurers
Long-term insurance contracts	(1,434)	(1,246)
Short-term insurance contracts
– Claims and claim adjustment expenses	(56)	(50)
– Unearned premiums	(136)	(87)

Total, ceded	(1,626)	(1,383)

Net
Long-term insurance contracts	1,797,315	1,697,527
Short-term insurance contracts
– Claims and claim adjustment expenses	10,760	9,218
– Unearned premiums	15,346	7,857

Total, net	1,823,421	1,714,602

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

8	INSURANCE CONTRACTS (CONTINUED)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in the claims and claim adjustment expense reserve:

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million
Notified claims	1,748	2,135
Incurred but not reported	7,520	5,181

Total as at 1 January – gross	9,268	7,316

Cash paid for claims settled in period
– Cash paid for current period’s claims	(3,823)	(2,877)
– Cash paid for prior period’s claims	(7,173)	(5,344)
Claims incurred in period
– Claims arising in current period	11,823	7,988
– Claims arising in prior periods	721	(185)

Total as at 30 June – gross	10,816	6,898

Notified claims	1,473	1,146
Incurred but not reported	9,343	5,752

Total as at 30 June – gross	10,816	6,898

The table below presents movements in unearned premium reserves:

	For the six months ended 30 June
	2016			2015
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	7,944	(87)	7,857	7,230	(65)	7,165
Increase	15,482	(136)	15,346	11,791	(86)	11,705
Release	(7,944)	87	(7,857)	(7,230)	65	(7,165)

As at 30 June	15,482	(136)	15,346	11,791	(86)	11,705

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

8	INSURANCE CONTRACTS (CONTINUED)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million
As at 1 January	1,698,773	1,588,900
Premiums	268,517	216,716
Release of liabilities (i)	(218,936)	(182,798)
Accretion of interest	37,116	36,938
Change in assumptions
– Change in discount rates	10,731	4,179
Other movements	2,548	2,756

As at 30 June	1,798,749	1,666,691

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

9	INVESTMENT CONTRACTS

	As at	As at
	30 June 2016	31 December 2015
	RMB million	RMB million
Investment contracts with discretionary participating features (“DPF”) at amortised cost	53,017	50,295
Investment contracts without DPF
– At amortised cost	114,592	33,797
– At fair value through profit or loss	12	14

Total	167,621	84,106

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

9	INVESTMENT CONTRACTS (CONTINUED)

The table below presents movements of investment contracts with DPF:

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million
As at 1 January	50,295	47,962
Deposits received	3,275	2,961
Deposits withdrawn, payments on death and other benefits	(1,108)	(1,250)
Interest credited	555	658

As at 30 June	53,017	50,331

The fair value of investment contracts at fair value through profit or loss was classified as Level 1. The fair value of investment contracts at amortised cost was classified as Level 3.

10	INVESTMENT INCOME

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million
Debt securities
– held-to-maturity securities	12,073	12,220
– available-for-sale securities	8,781	9,329
– at fair value through profit or loss	2,566	526
Equity securities
– available-for-sale securities	9,822	5,034
– at fair value through profit or loss	290	206
Bank deposits	14,352	16,928
Loans	6,015	5,292
Securities purchased under agreements to resell	607	150
Others	36	48

Total	54,542	49,733

For the six months ended 30 June 2016, the interest income included in investment income was RMB44,430 million (for the six months ended 30 June 2015: RMB44,493 million). All interest income was accrued using the effective interest method.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

11	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million
Debt securities
Realised gains	37	(16)
Impairment	(11)	—

Subtotal	26	(16)

Equity securities
Realised gains	3,455	38,407
Impairment	(958)	(38)

Subtotal	2,497	38,369

Total	2,523	38,353

Net realised gains on financial assets were generated from available-for-sale securities.

During the six months ended 30 June 2016, the Group recognised impairment of RMB599 million (for the six months ended 30 June 2015: Nil) of available-for-sale funds, impairment of RMB359 million (for the six months ended 30

June 2015: RMB38 million) of available-for-sale common stocks and impairment of RMB11 million (for the six months ended 30 June 2015: Nil) of available-for-sale debt securities, for which the Group determined that objective evidence of impairment existed.

12	NET FAIR VALUE GAINS/(LOSSES) THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million
Debt securities	(207)	70
Equity securities	(6,420)	12,116
Stock appreciation rights	367	(159)
Financial liabilities at fair value through profit or loss	(6)	(257)

Total	(6,266)	11,770

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

13	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million
Employee salaries and welfare cost	5,790	5,090
Housing benefits	401	406
Contribution to the defined contribution pension plan	858	795
Depreciation and amortisation	1,036	1,025
Foreign exchange losses/(gains)	(404)	45

14	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million
Current taxation – enterprise income tax	2,272	11,897
Deferred taxation	309	(2,393)

Taxation charges	2,581	9,504

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

14	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2015: 25%) is as follows:

	For the six months ended 30 June
	2016	2015
	RMB million	RMB million
Profit before income tax	13,228	41,238
Tax computed at the statutory tax rate	3,307	10,310
Non-taxable income (i)	(2,255)	(1,721)
Expenses not deductible for tax purposes (i)	1,559	908
Unused tax losses	15	20
Tax losses utilised from previous periods	(13)	(11)
Others	(32)	(2)

Income tax at the effective tax rate	2,581	9,504

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

14	TAXATION (CONTINUED)

(c)	As at 30 June 2016 and 30 June 2015, deferred tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million
As at 1 January 2015	(8,316)	(12,095)	1,036	(19,375)
(Charged)/credited to net profit	2,724	98	(429)	2,393
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(4,024)	—	(4,024)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	1,879	—	—	1,879
– Others	—	(4)	—	(4)

As at 30 June 2015	(3,713)	(16,025)	607	(19,131)

As at 1 January 2016	(1,451)	(16,686)	1,184	(16,953)
(Charged)/credited to net profit	(709)	828	(428)	(309)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,183	—	8,183
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(2,411)	—	—	(2,411)
– Others	—	(5)	—	(5)

As at 30 June 2016	(4,571)	(7,680)	756	(11,495)

(i)	The deferred tax liabilities arising from the insurance category is mainly related to the change of long- term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), on available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

14	TAXATION (CONTINUED)

(d)	An analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2016 RMB million	As at 31 December 2015 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	6,159	9,528
– deferred tax assets to be recovered within 12 months	2,618	2,639

Subtotal	8,777	12,167

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(18,688)	(26,850)
– deferred tax liabilities to be settled within 12 months	(1,584)	(2,270)

Subtotal	(20,272)	(29,120)

Net deferred tax liabilities	(11,495)	(16,953)

15	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2016 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2015: 28,264,705,000 ordinary shares).

16	DIVIDENDS

A dividend in respect of 2015 of RMB0.42 (inclusive of tax) per ordinary share, totalling RMB11,871 million, was approved at the Annual General Meeting on 30 May 2016.

In June 2016, a distribution of RMB189 million (inclusive of tax) was paid to the holders of Core Tier 2 Capital Securities with the approval of the management according to the authorization by the Board of Directors.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

17	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2016:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
Shanghai Rui Chong Investment Co., Limited	A subsidiary of the Company
New Aldgate Limited	A subsidiary of the Company
China-Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life AMP Asset Management Co., Ltd	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited	An indirect subsidiary of the Company
Sino-Ocean	An associate of the Company
China Guangfa Bank Co., Limited (“CGB”)	An associate of the Company
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
COFCO Futures Company Limited	An associate of the Company
Annoroad Gene Technology (Beijing) Co., Ltd	An associate of the Company
GLP U.S. Income Partners II	An associate of the Company
Shanghai Jinshida Winning Software Technology Limited	An associate of the Company
10 Upper Bank Street SLP	A joint venture of the Group
China Life (Sanya) Healthy Investment Company Limited	A joint venture of the Company
RXR 1285 Holdings JV LLC	A joint venture of the Company
Aldgate Tower JV S.A R.L.	A joint venture of the Group
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Related parties (continued)

The table set forth below summarises the names of significant related parties and the nature of relationship with the Company as at 30 June 2016 (continued):

Significant related parties	Relationship with the Company
CL AMP Zunxiang Bond Securities Investment Fund	A directly and indirectly held consolidated structured entity of the Company
CL AMP Zengjinbao Money Market Fund	A directly held consolidated structured entity of the Company
CL AMP Xinqianbao Money Market Fund	A directly and indirectly held consolidated structured entity of the Company
CL AMP CSI 300 Index Securities Investment Fund	A directly held consolidated structured entity of the Company
CL AMP Core Industry Flexible Allocation Hybrid Securities Investment Fund	A directly held consolidated structured entity of the Company
Shang Xin Lv Di Collective Fund Trust Scheme	A directly and indirectly held consolidated structured entity of the Company
Jiao Yin Guo Xin – Wen Jian No. 798 Collective Fund Trust Scheme (the second batch)	A directly held consolidated structured entity of the Company
Jiao Yin Guo Xin – Wen Jian No. 1119 Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Shang Xin Jing Neng Jin Tai Indemnificatory Housing Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Huarun Trust • Guokai New Urbanization Developing Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company
Foreign Trade Trust • Guokai Banan Equity Investment Collective Fund Trust Scheme	A directly held consolidated structured entity of the Company

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the six months ended 30 June
	Notes	2016 RMB million	2015 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)	434	461
Asset management fee received from CLIC	(ii.a)	63	67
Payment of dividends from the Company to CLIC		8,116	7,729
Distribution of profits from AMC to CLIC		143	106
Asset management fee received from CL Overseas	(ii.b)	33	18
Asset management fee received from CLP&C	(ii.c)	7	6
Payment of insurance premium to CLP&C		16	12
Claim and other payments received from CLP&C		7	8
Agency fee received from CLP&C	(iii)	961	589
Payment of an agency fee to CLP&C	(iii)	1	4
Rental and a service fee received from CLP&C		19	20
Payment of rental, project fee and other expenses to CLRE		23	20
Property leasing expenses charged by CLI	(iv)	41	41
Asset management fee received from CLI		7	8
Payment to CLI for purchase of fixed assets		43	44
Payment of an asset management fee to CLI	(ii.d)	118	72
Property leasing income received from CLI		19	19
Transactions between CGB and the Group
Interest on deposits received from CGB		157	304
Commission expenses charged by CGB	(v)	24	7
Transactions between Sino-Ocean and the Group
Cash dividend from Sino-Ocean (Note 6)		95	287
Interest payment of subordinated debts and corporate bonds received from Sino-Ocean		28	13
Project management fee paid to Sino-Ocean		20	4
Transaction between EAP and the Group
Contribution to EAP		160	146
Transactions between AMC and the Company
Payment of asset management fee to AMC	(ii.e)	498	467
Distribution of profits from AMC		215	158
Transactions between Pension Company and the Company
Rental received from Pension Company		12	12
Agency fee received from Pension Company for entrusted sales of annuity funds	(vi)	12	5
Marketing fees income for promotion of annuity business from Pension Company		3	3
Transaction between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	7	7
Transactions between the Group’s consolidated trust schemes and the Company
Distribution from the Group’s consolidated trust schemes to the Company		182	—

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes:

(i)	On 29 December 2014, the Company and CLIC signed a renewable insurance agency agreement, effective from 1 January 2015 to 31 December 2017. The agreement was subject to an automatic three-year renewal if no objections were raised by both parties. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the interim condensed consolidated statement of comprehensive income.
(ii.a)	On 30 December 2015, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement was effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained and interests accrued for from repurchase transactions, deducting debt and equity investment schemes, project asset-backed schemes, the principal and interests of customized non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.
(ii.b)	On 24 January 2014, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2014 to 31 December 2014. On 27 April 2015, agreed by both parties, the agreement was renewed for one year. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yield and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year. As to the approval date of the financial statements, CL Overseas has reached a consensus with AMC HK on the renewal and clauses of the agreement. The sign-off is still pending for the approval from Hong Kong local supervision department. The original terms are effective until the new agreement is signed.
(ii.c)	In 2015, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2015 to 31 December 2016. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.
(ii.d)	On 3 February 2016, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which was effective from 1 January 2016 to 30 June 2017. In accordance with the agreement, the Company entrusted CLI to engage in specialised investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was 0.05%-0.6% according to different ranges of returns and without performance-related bonus; for non-fixed-income projects, the management fee rate was 0.3% and the performance-related bonus was linked to the return on comprehensive investment upon expiry of the project.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(ii.e)	On 29 December 2015, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.
(ii.f)	On 19 September 2013, the Company and AMC HK renewed the offshore investment management service agreement, effective for two years starting from the signing date. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 19 September 2015, the agreement was automatically renewed for one year. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of the portfolio asset value and a performance bonus capped at 0.15% of the portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of the portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. A performance bonus was calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the interim condensed consolidated statement of comprehensive income.
(iii)	On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on market practice. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.
(iv)	On 31 December 2014, the Company signed a property leasing agreement with CLI, effective till 31 December 2017, pursuant to which CLI leased to the Company certain owned buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.
(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of individual insurance products of each category after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The agreement is effective for three years and subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry. On 19 April 2015, the agreement was automatically renewed for one year. On 12 August 2016, the Company and CGB renewed the insurance agency agreement to distribute insurance products. The agreement is effective for two years starting from the signing date and is subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry. The transactions between the Company and CGB before the effective date of the renewed agreement complied with the previous agreement.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(v)	(continued) On 23 March 2016, the Company and CGB signed another insurance agency agreement to distribute insurance products. The group insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of group insurance products, collecting premiums and paying benefits, and so on. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category group insurance product after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed referring to comparable quoted market prices of independent third-parties. The commissions are payable on a monthly basis. The agreement is effective on 1 January 2016 for two years and is subject to an automatic one-year renewal if no objections were raised by either party upon expiry.
(vi)	On 27 November 2014, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2014 and expired after 1 year, and was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. On 28 November 2015, the agreement was automatically renewed for one year. The commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The calculation base, method and charge rate for the agency fee of occupation annuity should comply with those of enterprise annuity funds. The charge rate for the agency fee of the group pension plan is in line with that of the investment management fee of enterprise annuity funds. The agency fee of the personal pension plan is 30% of the daily management fee of the personal pension plan annually.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts and corporate bonds issued by Sino-Ocean.

	As at 30 June 2016 RMB million	As at 31 December 2015 RMB million
Amount due from and to significant related parties of the Group
Amount due from CLIC	475	526
Amount due to CLIC	—	(1)
Amount due from CL Overseas	35	21
Amount due from CLP&C	238	203
Amount due to CLP&C	(2)	(2)
Amount due from CLI	8	16
Amount due to CLI	(80)	(71)
Amount due from CLRE	2	2
Amount due to CLRE	(4)	(1)
Amount deposited with CGB	5,612	9,660
Amount due from CGB	120	194
Amount due to CGB	(16)	(13)
Subordinated debts and corporate bonds of Sino-Ocean	628	872
Amount due from Sino-Ocean	22	11
Amount due from CL Ecommerce	5	4
Amount due to CL Ecommerce	(6)	(40)
Amount due from and to subsidiaries of the Company
Amount due from Pension Company	59	50
Amount due to Pension Company	(6)	(6)
Amount due to AMC	(483)	(325)
Amount due to AMC HK	(3)	(7)

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Key management compensation

	For the six months ended 30 June
	2016 RMB million	2015 RMB million
Salaries and other benefits	6	6

The total compensation package for the Company’s key management has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

(e)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied the IAS 24 exemption and disclosed only qualitative information.

As at 30 June 2016, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2016, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

18	SHARE CAPITAL

	As at 30 June 2016		As at 31 December 2015
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 30 June 2016, the Company’s share capital was as follows:

	As at 30 June 2016
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

19	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31 December 2015		Increase		Decrease		As at 30 June 2016
	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million
Core Tier 2 Capital Securities	1,280	7,791	—	—	—	—	1,280	7,791

Total	1,280	7,791	—	—	—	—	1,280	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and obtained an approval to list such securities on the Stock Exchange of Hong Kong Limited, effective on 6 July 2015. After a deduction of the issues expenses, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. The initial distribution rate for the first five interest-bearing years is 4.00%, and the Company may redeem the securities at its option at the end of the fifth year after issuance. If the Company does not exercise this option, the rate of distribution will be reset based on comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

(b)	Equity attributable to equity holders

	As at 30 June 2016 RMB million	As at 31 December 2015 RMB million
Equity attributable to equity holders of the Company	302,948	322,492
Equity attributable to ordinary equity holders of the Company	295,157	314,701
Equity attributable to other equity instrument holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	3,809	3,722
Equity attributable to ordinary equity holders of non-controlling interests	3,809	3,722

Refer to Note 16 for the information of distribution to other equity instrument holders of the Company for the six months ended 30 June 2016. As at 30 June 2016, there were no accumulated distributions unpaid attributable to other equity instrument holders of the Company.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

20	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2016 RMB million	As at 31 December 2015 RMB million
Pending lawsuits	503	440

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2016 and 31 December 2015, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

21	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 30 June 2016 RMB million	As at 31 December 2015 RMB million
Contracted, but not provided for
Investments	41,451	30,453
Property, plant and equipment	5,303	5,820
Others	3	34

Total	46,757	36,307

On 29 February 2016, the Company entered into an acquisition agreement with Citigroup Inc. (“Citigroup”) and a tripartite share transfer agreement with IBM Credit LLC (“IBM Credit”) and Citigroup. According to the agreements, the Company will acquire 3,648,276,645 shares of CGB from Citigroup and IBM Credit (3,080,479,452 shares from Citigroup and 567,797,193 shares from IBM Credit) with a total consideration of RMB23.3 billion at RMB6.39 per share. As to the approval date of the financial statements, this transaction has been approved by all the relevant regulators and the Company has sent out settlement confirmation letter to Citigroup and IBM Credit. The Company has not completed the payment of the total consideration. Such consideration has been included in the above investments capital commitments.

China Life Insurance Company Limited 2016 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2016

21	COMMITMENTS (CONTINUED)

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 30 June 2016 RMB million	As at 31 December 2015 RMB million
Not later than one year	524	534
Later than one year but not later than five years	788	721
Later than five years	21	20

Total	1,333	1,275

The operating lease payments charged to profit before income tax for the six months ended 30 June 2016 were RMB459 million (for the six months ended 30 June 2015: RMB401 million).

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 30 June 2016 RMB million	As at 31 December 2015 RMB million
Not later than one year	214	258
Later than one year but not later than five years	209	253
Later than five years	12	13

Total	435	524

China Life Insurance Company Limited 2016 Interim Report

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of half year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

China Life Insurance Company Limited 2016 Interim Report

Embedded Value

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. As the Chinese EV guidance under China Risk Oriented Solvency System (“C-ROSS”) has not been released as at 30 June 2016, the Embedded Value results in this report consider the “Life Insurance Embedded Value Reporting Guidelines” and reflect distributable profits determined based on solvency reserves and solvency margins at the required regulatory minimum level according to regulations applicable immediately prior to C-ROSS commencing. Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“WTW”), an international firm of consultants, performed a review of China Life’s embedded value. The review statement from WTW is contained in the “Review opinion report on embedded value” section.

On 15 May 2012, the Ministry of Finance and the State Administration of Taxation issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the embedded value report as at 30 June

2016, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of half year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency reserves in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of half year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 5 of “SENSITIVITY RESULTS”.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2016 are consistent with those used as at 31 December 2015.

China Life Insurance Company Limited 2016 Interim Report

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 30 June 2016 and the corresponding results as at 31 December 2015 are shown below:

Table 1 Components of Embedded Value			RMB million
ITEM		30 June 2016	31 December 2015
A	Adjusted Net Worth	263,138	268,729
B	Value of In-Force Business before Cost of Solvency Margin	370,425	335,500
C	Cost of Solvency Margin	(49,808)	(43,951)
D	Value of In-Force Business after Cost of Solvency Margin (B + C)	320,618	291,549
E	Embedded Value (A + D)	583,756	560,277

Notes: 1) Numbers may not be additive due to rounding.

  2) Taxable income is based on earnings calculated using solvency reserves.

The value of half year’s sales for the six months ended 30 June 2016 and for the corresponding period of last year:

Table 2 Components of Value of Half Year’s Sales			RMB million
		30 June	30 June
ITEM		2016	2015
A	Value of Half Year’s Sales before Cost of Solvency Margin	32,006	21,462
B	Cost of Solvency Margin	(3,985)	(2,825)
C	Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	28,021	18,637

Note: Taxable income is based on earnings calculated using solvency reserves.

VALUE OF HALF YEAR’S SALES BY CHANNEL

The value of half year’s sales for the six months ended 30 June 2016 by channel is shown below:

Table 3 Value of Half Year’s Sales by Channel		RMB million
Channel	30 June 2016	30 June 2015
Exclusive Individual Agent Channel	25,927	17,264
Group Insurance Channel	194	204
Bancassurance Channel	1,900	1,169
Total	28,021	18,637

Note: Taxable income is based on earnings calculated using solvency reserves.

China Life Insurance Company Limited 2016 Interim Report

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 4 Analysis of Embedded Value Movement in the First Half Year of 2016	RMB million
ITEM
A Embedded Value at Start of Year	560,277
B Expected Return on Embedded Value	24,464
C Value of New Business in the Period	28,021
D Operating Experience Variance	2,818
E Investment Experience Variance	(21,011)
F Methodology and Model Changes	504
G Market Value and Other Adjustments	(612)
H Exchange Gains or Losses	172
I Shareholder Dividend Distribution	(12,060)
J Other	1,183
K Embedded Value as at 30 June 2016 (sum A through J)	583,756

Notes: Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2016 opening net worth.
C	Value of new business sales in the first half year of 2016.
D	Reflects the difference between actual operating experience in the first half year of 2016 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2016.
F	Reflects the effect of projection method and model enhancements.
G	Change in the market value adjustment from the beginning of year 2016 to 30 June 2016 and other related adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2016.
J	Other miscellaneous items.

China Life Insurance Company Limited 2016 Interim Report

Embedded Value

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5 Sensitivity Results		RMB million
	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF HALF YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	320,618	28,021
1. Risk discount rate of 11.5%	305,835	26,747
2. Risk discount rate of 10.5%	336,467	29,389
3. 10% increase in investment return	373,868	34,035
4. 10% decrease in investment return	267,650	22,030
5. 10% increase in expenses	317,507	26,289
6. 10% decrease in expenses	323,729	29,752
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	318,675	27,921
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	322,583	28,121
9. 10% increase in lapse rates	319,279	27,122
10. 10% decrease in lapse rates	321,847	28,881
11. 10% increase in morbidity rates	317,504	27,930
12. 10% decrease in morbidity rates	323,763	28,113
13. 10% increase in claim ratio of short term business	320,126	27,468
14. 10% decrease in claim ratio of short term business	321,110	28,574
15. Solvency margin at 150% of statutory minimum	296,079	25,933
16. Taxable income based on the accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	321,478	28,647

Note: Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

China Life Insurance Company Limited 2016 Interim Report

Embedded Value

REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at 30 June 2016 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“WTW”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2016, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of half year’s sales as at 30 June 2016;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

China Life Insurance Company Limited 2016 Interim Report

Embedded Value

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the Life Insurance Embedded Value Reporting Guidelines issued by the CIRC. It is noted that the Embedded Value results in this report reflect distributable profits determined based on solvency reserves and solvency margins at the required regulatory minimum level according to regulations applicable immediately prior to C-ROSS commencing, as updated Chinese EV guidance under C-ROSS has not been released as at 30 June 2016. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of WTW

Michael Freeman                     Wesley Cui

25 August 2016

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail. The cover photo of the printed version of this report was photographed by Mr. Li Chaobai.